


FRED'S

2007 ANNUAL REPORT

Company Profile

Founded in 1947, Fred's operates 716 discount general merchandise stores, including 24 franchised Fred's stores, mainly in the southeastern states. Fred's stores stock more than 12,000 frequently purchased items that address the everyday needs of its customers, including nationally recognized brand name products, proprietary Fred's label products, and lower-priced, off-brand products. The Company is headquartered in Memphis, Tennessee.

Number of Company-owned and Franchised Stores by State


7
1
10
10
2
69
99
34
55
115
94
124
27
47
22

Financial Highlights *($ in thousands, except per share amounts)*

	52 Weeks Ended February 2, 2008	53 Weeks Ended February 3, 2007
Operating Data		
Net sales	**$ 1,780,923**	$ 1,767,239
Operating income	**16,457**	40,949
Net income	**10,718**	26,746
Net income per share - diluted	**0.27**	0.67
Weighted average shares outstanding - diluted (000)	**39,882**	39,858
Balance Sheet Data		
Working capital	**$ 270,513**	$ 239,889
Total assets	**550,572**	515,709
Long-term debt (including capital leases)	**35,653**	2,331
Shareholders' equity	**372,059**	369,268
Long-term debt to equity	**9.6%**	0.6%


Net Sales
(in millions)
$1,303
$1,442
$1,589
$1,767
$1,781
03 04 05 06 07


Comparable Store Sales
5.7%
2.2%
1.2%
2.4%
0.3%
03 04 05 06 07


Net Income Per Share-Diluted
$0.83
$0.71
$0.66
$0.67
$0.27
03 04 05 06 07


Number of Company-Owned Stores
(end of period)
Stores
Pharmacies
488
563
621
677
692
241
258
275
289
296
03 04 05 06 07


Sales Per Square Foot
$198
$187
$183
$185
$177
03 04 05 06 07


Selling Space (Square Footage)
(in thousands)
7,134
8,270
9,091
9,946
10,215
03 04 05 06 07

Letter to Shareholders

Throughout 2007, it became abundantly clear to most observers – especially retailers – that our economy was decelerating. Overwhelmed by the fallout from spiraling gas prices and a growing credit crunch, shoppers stayed largely on the sidelines throughout the year as consumer confidence steadily declined. At Fred's, we began 2007 with cautious optimism for our business, based on the outlook for positive results from our store and merchandise refresher programs as well as our new branding campaign. As the year continued, however, it became apparent to us that dramatic, far-reaching change was needed to confront and cope with a slowing retail environment. In the last half of the year, we began an intensive assessment of Fred's competitive strengths and weaknesses as part of a broader effort to formulate a strategic response to the challenges that exist now and in the future.

Strategic Response

Based on an in-depth study of Company operations covering the past two-and-one-half years, we announced in early February 2008 a new strategic plan aimed at improving Fred's performance and raising our operating margin over time to a target level of over 4 % – an ambitious goal that calls for a 300-basis-point improvement from our 2007 results. A key element of our new plan involves a greater focus on the core of our strongest stores by closing 75 underperforming stores in 2008 and repositioning and reducing corporate overhead by 10%. The stores set to close contributed $112 million to sales in 2007, but also generated an operating loss of approximately $9 million. Additionally, our plan includes implementing and repositioning the Company's real estate strategies.

All told, these steps and our strategic initiatives are anticipated to generate more than $100 million in free cash flow over the next three years. The cost of our restructuring is expected to total approximately $26 million, of which $15 million will be non-cash expenses primarily associated with the write-down of inventory and fixed assets related to the store closings. The remainder of the total restructuring cost will be incurred as we buy-out our remaining lease commitments on closed locations.

In addition to these long-term strategic changes designed to improve our performance over the next three years, we implemented initiatives in 2007 to drive store productivity. Our store and merchandise refresher programs, completed in the fall of 2007, modernized the look and feel of our stores, introduced new signage throughout, and changed our merchandise footprint within our stores with the expansion and relocation of several departments. In addition to these steps, we tightened our inventory disciplines and improved in-stock levels on our most popular items.

Expansion

During 2007, we opened 35 new stores and closed 20, resulting in a net addition of 15 stores. The majority of new stores opened in 2007 were located in Mississippi, Georgia, Texas, South Carolina and North Carolina. Similarly, we added 11 new pharmacies in 2007 and closed four, resulting in a net addition of seven pharmacies during the year and pushing the number of stores offering pharmacy services to approximately 43% at year's end. With these additions, our total selling square footage increased almost 3% to 10.2 million square feet at year's end.

As part of our strategic plan, we intend to slow capital spending in 2008 and with it the rate of new store openings in order to focus on growth that is more profitable and that produces a higher return on investment. In concert with our announced store closings, we will be more conservative in opening new stores, slowing the pace to approximately 18 stores in 2008, along with 10 to 15 pharmacies for the year, and using a new site selection and real estate program to determine a better match between potential locations and customer demographics. Beyond that, our capital deployment program will continue to focus on providing the greatest returns to shareholders, emphasizing investment in store and pharmacy growth, or alternatively enhancing shareholder value through stock repurchases.

Management Changes

In the very formative stages of our strategic planning process, we recognized the need for new, strong leadership to see these efforts through, as well as the opportunity to realign our senior management team to improve our overall organizational effectiveness. This phase took concrete shape in September 2007 with the appointment of Bruce Efird as our new President, who succeeded John Reier upon his retirement.

With a retail career stretching back to 1984 and previously Executive Vice President-Merchandising for Meijer, Inc., a leading supercenter retailer in the Midwest with more than $13 billion in sales, Bruce brought to Fred's extensive merchandising, marketing and management experience from various retail venues. We believe Bruce possesses the leadership and strategic skill sets to maximize Fred's long-term potential and is the ideal person to lead the successful implementation of our long-range plan.

In connection with fresh leadership at the top, we also recently realigned the responsibilities of several others on our management team. Most notably, Dennis Curtis, who formerly oversaw store operations, has become our general merchandise manager. Already, Dennis has helped develop important changes in our merchandising approach and strategies, bringing new energy to the many ways we engage our customers.

Financial and Operational Review

For the 52-week fiscal year in 2007, total sales reached $1.781 billion, up slightly from $1.767 billion for the 53-week year in 2006. Excluding the effect of the extra week last year, sales increased 2% for fiscal 2007. Contributing to the increase in sales for the year were higher comparable store sales, which increased 0.3% versus an increase of 2.4% for 2006, and the addition of new stores and pharmacies. On a comparable store basis, the average customer ticket fell 0.9% in 2007, while the number of customer transactions declined 0.6%.

Gross profit for 2007 declined 1% to $490.2 million from $494.9 million in the prior year, while gross margin was 27.5% versus 28.0% in 2006. Gross profit for 2007 included $10.0 million of estimated costs for inventory liquidation related to planned store closings, trimming 0.6% from the year's gross margin. An improvement in our pharmacy department's gross margin in 2007 helped offset lower general merchandise margins during the year. Selling, general and administrative expenses for 2007 totaled $473.8 million, up 4% from $454.0 million for 2006. Selling general and administrative expenses were 26.6% of total sales this year versus 25.7% for 2006. Expenses for 2007 included estimated costs of $4.6 million or 0.3% of sales for impaired leasehold improvements related to planned store closings.

Because of slower sales, lower gross margin and higher operating expenses in 2007, as well as the inclusion of a total of $14.6 million in restructuring charges, our operating income for 2007 declined to $16.5 million or 0.9% of sales from $40.9 million or 2.3% of sales for 2006. Net income for the year totaled $10.7 million or $0.27 per share versus $26.7 million or $0.67 per share for 2006.

Conclusion

We are enthusiastic about our new multi-year strategic plan and believe it is the correct direction for us as we confront a challenging marketplace. Although we expect it will serve as a catalyst for better performance over the next three years, we think significant benefits should be apparent in our results as early as the second half of 2008, with increased payback over the full three-year period. During this time, however, we expect to face several continuing and significant external forces, including minimum wage increases of 13% in 2008 and 12% in 2009, accelerated inflation in consumables, and reduced reimbursement rates from Medicaid in our key states – all on top of an economy that is at best in a state of flux, and at worst in recession.

One might wonder why we hold this optimism. Although these are formidable issues against the backdrop of an intensely competitive arena, we expect that their impact on already strained budgets will make consumers even more price conscious, opening the door for value-driven retailers like Fred's, which, in a recent study of 25,000 customers, received outstanding marks for both price and service. As for the minimum wage hikes, they will in large part benefit our target customer base of working-class families, so we expect a good portion of those increases to find their way into our stores – helping to drive future sales. With respect to the economy, I will leave that forecast to Warren Buffet. For the Company's own economy, we have addressed the challenges ahead by closing unprofitable stores, reducing capital expenditures, and tightening inventory management.

Our goal over the next three years is to achieve a cumulative increase of approximately $100 million in free cash flow generated directly as a result of our new strategies – through higher sales, reduced costs, and improved expense leverage – designed to accelerate our operating margin by more than 300 basis points from the 2007 year. Through the successful execution of this plan, we will become a stronger Company, one that can better respond to fluctuations in the economy and take advantage of opportunities. In turn, this program delivers strong value to our shareholders through expanded earnings and positions Fred's for growth in the years ahead.

Thank you for your continued support.



MICHAEL J. HAYES
Chief Executive Officer

Selected Financial Data

Our selected financial data set forth below should be read in connection with Management's Discussion and Analysis of Financial Condition and Results of Operations and Consolidated Financial Statements and Notes contained herein and the Forward-Looking Statement/Risk Factors contained in our Form 10-K for the year ended February 2, 2008.

(Dollars in thousands, except per share amounts)	**2007[6]**	2006[3,5]	2005	2004	2003
Statement of Income Data:					
Net sales	**$ 1,780,923**	$ 1,767,239	$ 1,589,342	$ 1,441,781	$ 1,302,650
Operating income	**16,457**	40,949	40,081	39,426	49,100
Income before income taxes	**15,664**	40,213	39,255	38,633	48,702
Provision for income taxes	**4,946**	13,467	13,161	10,681	15,907
Net income	**10,718**	26,746	26,094	27,952	32,795
Net income per share:[1]					
Basic	**.27**	.67	.66	.71	.85
Diluted	**.27**	.67	.66	.71	.83
Cash dividend declared per share[1]	**.08**	.08	.08	.08	.08
Selected Operating Data:					
Operating income as a percentage of sales	**0.9%**	2.3%	2.5%	2.7%	3.8%
Increase in comparable store sales[2]	**0.3%[7]**	2.4%[4]	1.2%	2.2%	5.7%
Stores open at end of period	**692**	677	621	563	488
Balance Sheet Data (at period end):					
Total assets	**$ 550,572**	$ 515,709	$ 498,141	$ 465,224	$ 408,793
Short-term debt (including capital leases)	**285**	737	1,053	684	743
Long-term debt (including capital leases)	**35,653**	2,331	6,815	24,212	7,289
Shareholders' equity	**372,059**	369,268	339,595	314,546	286,350

[1] Adjusted for the 3-for-2 stock split effected on July 1, 2003.

[2] A store is first included in the comparable store sales calculation after the end of the twelfth-month following the store's grand opening month. (See additional information regarding calculation of comparable store sales in "Results of Operations" section.)

[3] Results for 2006 include 53 weeks.

[4] The increase in comparable store sales for 2006 is computed on the same 53-week period for 2005.

[5] Results for 2006 include the implementation of FAS 123 (R).

[6] Results for 2007 include certain charges for the planned closing of 75 stores, (see "Exit and disposal activities" section) and implementation of FIN 48.

[7] The comparable store sales for 2007 is computed on a 52-week period.

Management's Discussion and Analysis of Financial Condition and Results of Operations

General Accounting Periods

The following information contains references to years 2007, 2006, and 2005, which represent fiscal years ended February 2, 2008 (which was a 52-week accounting period), February 3, 2007 (which was a 53-week accounting period), and January 28, 2006 (which was a 52-week accounting period). This discussion and analysis should be read with, and is qualified in its entirety by, the Consolidated Financial Statements and the notes thereto. Additionally, our discussion and analysis should be read in conjunction with the Forward-Looking Statements/Risk Factors disclosures included in Form 10-K for the year ended February 2, 2008.

Executive Summary

In 2007, we continued our strategy of refreshing and revitalizing our stores and capitalizing on our over 60 years of experience in the discount retail sector. Our Merchandise Refresher Program was completed during the third quarter of 2007. This program refreshed the look and feel of our stores with new paint and flooring, updated signage and the expansion and relocation of several departments. Additionally, our new branding and advertising campaign, which focuses on our over 60 year history while emphasizing the new look and feel of Fred's continued to be a key strategy as the year drew to a close. Two additional strategies that will be key to our success in 2008 continued to be focal points in the second half of 2007. The first involves an extensive market research program to determine customer preferences and expectations when visiting a Fred's store and the second involves a new site selection and real estate program to determine which locations best suit our customers. Another key element of our strategic plan that began to unfold in the latter part of 2007 was the introduction of new leadership, as well as an internal realignment of existing leadership. Continuing enhancements to or changes in our leadership team will also be focal points in 2008.

The integration of the aforementioned strategies coupled with our unique store layout allows us to offer our customers all the attractive elements of a discount dollar store, drug store and mass merchant under one roof. By offering elements of all three types of businesses, we are able to provide our customers with a "ten minute Superstore" experience in a smaller, easier and more convenient store layout.

The Company continued during the year to see paybacks on productivity improvements and key technology initiatives. Some of these include continuing enhancement of our point of sale and radio frequency (RF) store systems, refinement and upgrades to our merchandise planning and allocation systems and process and productivity standards improvements in our distribution centers.

As discussed in our Form 10-K for the fiscal year ended February 3, 2007, we slowed our new store growth during the year. This slow down in growth, coupled with the closing of unproductive stores, should have a positive impact on the Company's operating margin over time. In 2007, the Company opened 35 new stores and closed 20 stores. The majority of our new store openings were in Mississippi, Georgia, Texas and North and South Carolina. We did not enter into any new states during the year. Additionally, we opened eleven new pharmacies and closed four pharmacies throughout the course of the year.

During 2008, the Company will continue with its strategy of slowing growth and closing underperforming stores. Pursuant to this strategy, Fred's expects to open 18 new stores and 15 new pharmacies while closing 75 underperforming stores and 22 pharmacies. By closing underperforming locations, the Company intends to improve its cash flow and operating margin, both of which are core goals of the Company's overall strategic plan.

Also in 2008, we will focus on building our private label line of products which should build and solidify customer loyalty while simultaneously increasing gross margin. We are currently developing additional private label brand names that we believe the customer will find appealing and will become synonymous with Fred's promise to deliver quality products at low prices.

Our Battleship Store Program which was developed late in 2007 will be operational in early 2008 and is intended to sharpen focus on our upper tier of profit producing stores. The intention of this program is to reward our customers with additional benefits such as expanded selections of products, one time or one of a kind type items, or special events such as treasure hunts or outdoor activities. Customer and employee appreciation are key tenants of the Battleship Program.

We will also continue in 2008 to focus on the 700 – 800 items we refer to as our "We Got It" items. These are consumable type items that we have promised, through our "We Got It" branding campaign, to always have on our shelves and available for our customers. We have implemented supply chain and distribution procedures to ensure that our "We Got It" pledge is fulfilled.

Over the course of 2008, we intend to continue with capital improvements in infrastructure, including new and existing store expansions and remodels, distribution center upgrades and further development of our information technology capabilities. Technology upgrades will be made in the areas of direct store delivery systems, stores POS systems, and pharmacy systems.

Key factors that will be critical to the Company's future success include managing the strategy for opening new stores and pharmacies, including the ability to open and operate efficiently, maintaining high standards of customer service, maximizing efficiencies in the supply chain, controlling working capital needs through improved inventory turnover, controlling the effects of inflation, especially in regard to occupancy costs, increasing operating margin through improved gross margin and leveraging operating costs, and generating adequate cash flow to fund the Company's expansion. Additionally, managing the store closing process effectively and efficiently will be a key factor in delivering projected benefits in 2008 and beyond.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Other factors that will affect Company performance in 2008 include the continuing management of the impacts of the changing regulatory environment in which our pharmacy department operates, especially the anticipated implementation of the federally approved change in pricing of generic pharmaceuticals to Average Manufacturer's Price (AMP), which could negatively affect gross margin. Additionally, inflated oil and gas prices continue to have a negative impact on our business in terms of reducing our customer's disposable income, as well as increasing the cost of our petroleum based products and increasing our transportation costs. We also believe that the current housing crisis is having an impact on the disposable income of our customers and will continue to do so well into 2008. Also, the Company will again experience an initial negative impact in selling, general and administrative expenses from the second year incremental raising of the Federal minimum wage; however, the increase should be a positive factor over time because it will directly impact the disposable income of our primary customer base. We also believe that the Economic Stimulus Package of 2008 and lower interest rates could be positive factors and may benefit our customers in the upcoming year.

Our business is subject to seasonal influences, but has tended to experience less seasonal fluctuation than many other retailers due to the mix of everyday basic merchandise and pharmacy business. Our fiscal fourth quarter is typically the most profitable quarter because it includes the Christmas selling season. The overall strength of the fourth quarter is partially mitigated, however, by the inclusion of the month of January, which is generally the least profitable month of the year.

Critical Accounting Policies

The preparation of Fred's financial statements requires management to make estimates and judgments in the reporting of assets, liabilities, revenues, expenses and related disclosures of contingent assets and liabilities. Our estimates are based on historical experience and on other assumptions that we believe are applicable under the circumstances, the results of which form the basis for making judgments about the values of assets and liabilities that are not readily apparent from other sources. While we believe that the historical experience and other factors considered provide a meaningful basis for the accounting policies applied in the Consolidated Financial Statements, the Company cannot guarantee that the estimates and assumptions will be accurate under different conditions and/or assumptions. A summary of our critical accounting policies and related estimates and judgments, can be found in Note 1 to the Consolidated Financial Statements and the most critical accounting policies are as follows:

Revenue recognition. The Company markets goods and services through Company owned stores and 24 franchised stores as of February 2, 2008. Net sales include sales of merchandise from Company owned stores, net of returns and exclusive of sales taxes. Sales to franchised stores are recorded when the merchandise is shipped from the Company's warehouse. Revenues resulting from layaway sales are recorded upon delivery of the merchandise to the customer.

The Company also sells gift cards for which the revenue is recognized at time of redemption. The Company records a gift card liability on the date the gift card is issued to the customer. Revenue is recognized and the gift card liability is reduced as the customer redeems the gift card. The Company will recognize as revenue when the likelihood of the gift card being redeemed is remote (gift card breakage). The Company has not recognized any revenue from gift card breakage since the inception of the program in May 2004 and does not expect to record any gift card breakage revenue until there is more certainty regarding our ability to retain such amounts in light of current consumer protection and state escheatment laws.

In addition, the Company charges the franchised stores a fee based on a percentage of their purchases from the Company. These fees represent a reimbursement for use of the Fred's name and other administrative costs incurred on behalf of the franchised stores and are therefore netted against selling, general and administrative expenses. Total franchise income for 2007, 2006, and 2005 was $2,008, $2,019, and $1,891, respectively.

Inventories. Merchandise inventories are valued at the lower of cost or market using the retail first-in, first-out (FIFO) method for goods in our stores and the cost first-in, first-out (FIFO) method for goods in our distribution centers. The retail inventory method is a reverse mark-up, averaging method which has been widely used in the retail industry for many years. This method calculates a cost-to-retail ratio that is applied to the retail value of inventory to determine the cost value of inventory and the resulting cost of goods sold and gross margin. The assumption that the retail inventory method provides for valuation at lower of cost or market and the inherent uncertainties therein are discussed in the following paragraphs.

In order to assure valuation at the lower of cost or market, the retail value of our inventory is adjusted on a consistent basis to reflect current market conditions. These adjustments include increases to the retail value of inventory for initial markups to set the selling price of goods or additional markups to adjust pricing for inflation and decreases to the retail value of inventory for markdowns associated with promotional, seasonal or other declines in the market value. Because these adjustments are made on a consistent basis and are based on current prevailing market conditions, they approximate the carrying value of the inventory at net realizable value (market value). Therefore, after applying the cost to retail ratio, the cost value of our inventory is stated at the lower of cost or market as is prescribed by U.S. GAAP.

Because the approximation of net realizable value (market value) under the retail inventory method is based on estimates such as markups, markdowns and inventory losses (shrink), there exists an inherent uncertainty in the final determination of inventory cost and

Management's Discussion and Analysis of Financial Condition and Results of Operations

gross margin. In order to mitigate that uncertainty, the Company has a formal review by product class which considers such variables as current market trends, seasonality, weather patterns and age of merchandise to ensure that markdowns are taken currently, or a markdown reserve is established to cover future anticipated markdowns. This review also considers current pricing trends and inflation to ensure that markups are taken if necessary. The estimation of inventory losses (shrink) is a significant element in approximating the carrying value of inventory at net realizable value, and as such the following paragraph describes our estimation method as well as the steps we take to mitigate the risk that this estimate in the determination of the cost value of inventory.

The Company calculates inventory losses (shrink) based on actual inventory losses occurring as a result of physical inventory counts during each fiscal period and estimated inventory losses occurring between yearly physical inventory counts. The estimate for shrink occurring in the interim period between physical counts is calculated on a store- specific basis and is based on history, as well as performance on the most recent physical count. It is calculated by multiplying each store's shrink rate, which is based on the previously mentioned factors, by the interim period's sales for each store. Additionally, the overall estimate for shrink is adjusted at the corporate level to a three-year historical average to ensure that the overall shrink estimate is the most accurate approximation of shrink based on the Company's overall history of shrink. The three-year historical estimate is calculated by dividing the "book to physical" inventory adjustments for the trailing 36 months by the related sales for the same period. In order to reduce the uncertainty inherent in the shrink calculation, the Company first performs the calculation at the lowest practical level (by store) using the most current performance indicators. This ensures a more reliable number, as opposed to using a higher level aggregation or percentage method. The second portion of the calculation ensures that the extreme negative or positive performance of any particular store or group of stores does not skew the overall estimation of shrink. This portion of the calculation removes additional uncertainty by eliminating short-term peaks and valleys that could otherwise cause the underlying carrying cost of inventory to fluctuate unnecessarily. The Company has not experienced any significant change in shrink as a percentage of sales from year to year during the subject reporting periods.

Management believes that the Company's Retail Inventory Method provides an inventory valuation which reasonably approximates cost and results in carrying inventory at the lower of cost or market. For pharmacy inventories, which were approximately $31.1 million, and $36.4 million at February 2, 2008 and February 3, 2007, respectively, cost was determined using the retail LIFO (last-in, first-out) method in which inventory cost is maintained using the Retail Inventory Method, then adjusted by application of the Producer Price Index published by the U.S. Department of Labor for the cumulative annual periods. The current cost of inventories exceeded the LIFO cost by approximately $15.4 million at February 2, 2008 and $13.8 million at February 3, 2007. The LIFO reserve increased by approximately $1.6 million, $1.6 million, and $2.5 million, during 2007, 2006, and 2005, respectively.

The Company has historically included an estimate of inbound freight and certain general and administrative expenses in merchandise inventory as prescribed by Generally Accepted Accounting Principles. These costs include activities surrounding the procurement and storage of merchandise inventory such as buying, warehousing, and accounting, as well as inbound freight. During the second quarter which ended August 4, 2007, we revised our estimate to include certain costs internally captured within our Merchandise Planning, Information Technology and Human Resources departments as they relate to the inventory functions and support of procurement and storage. This revision follows growth in the role of these departments in support of the procurement and warehousing functions, including additional personnel hired over the past few quarters. Further, our Merchandise Planning department has evolved from being previously included within the buying function to a stand alone function with responsibility for inbound logistics and commodity procurement. The total amount of expenses and inbound freight included in merchandise inventory at February 2, 2008 is $21.9 million, with the corresponding amount of $19.8 million at February 3, 2007.

Impairment. The Company's policy is to review the carrying value of all long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying value of an asset may not be recoverable. In accordance with Statement of Financial Accounting Standards ("SFAS") 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," we review for impairment all stores open or remodeled more than two years. Impairment results when the carrying value of the assets exceeds the undiscounted future cash flows over the life of the lease. Our estimate of undiscounted future cash flows over the lease term is based upon historical operations of the stores and estimates of future store profitability which encompasses many factors that are subject to management's judgment and are difficult to predict. If a long-lived asset is found to be impaired, the amount recognized for impairment is equal to the difference between the carrying value and the asset's fair value. The fair value is based on estimated market values for similar assets or other reasonable estimates of fair market value based upon management's judgment.

Exit and disposal activities. During the year ended February 2, 2008, the Company recorded a below-cost inventory adjustment of approximately $10.0 million in cost of goods sold to value inventory at the lower of cost or market and a charge of $4.6 million in selling, general and administrative expense for the impairment of fixed assets and leasehold improvements associated with the planned closure of 75 stores in the upcoming fiscal year. The planned closures will take place during the first three quarters of the upcoming year and are the result of an in-depth study conducted by the Company of its operations over the last 10 quarters. The study revealed that Fred's has a strong and healthy store base, and that by closing these 75 underperforming stores the Company will improve it's cash flow and operating margin, both of which are core goals of the Company's overall strategic plan. With the successful execution of this plan,

Management's Discussion and Analysis of Financial Condition and Results of Operations

the Company will become stronger and will be in a better position to respond to fluctuations in the economy and take advantage of opportunities to further improve our business.

Also during the year ended February 2, 2008, the Company utilized the $0.9 million reserve that was taken as a below-cost inventory adjustment and charged to cost of goods sold in the year ended February 3, 2007 for store closures that took place during the current year.

In addition, the Company completed its exit from the boys and girls apparel lines and as such utilized the reserve of $1.2 million that was taken as a below-cost inventory adjustment and charged to cost of goods sold in the year ended February 3, 2007.

The following table summarizes the current year balances and activity of the liabilities associated with the aforementioned exit and disposal activities:

(in millions)	Beginning Balance February 3, 2007	Utilized during 2007	Reversal for stores not closed during 2007	Additional Reserves Added 2007	Ending Balance February 2, 2008
Inventory markdowns for discontinuance of boys & girls apparel	$ 1.2	$ 1.2	$ –	$ –	$ –
Inventory markdowns for planned store closings	0.9	0.8	0.1	10.0	10.0
Lease contract termination costs	0.1	1.1	–	1.6	0.6
	$ 2.2	$ 3.1	$ 0.1	$ 11.6	$ 10.6

For store closures where a lease obligation still exists, we record the estimated future liability associated with the rental obligation on the cease use date (when the store is closed) in accordance with SFAS 146, "Accounting for Costs Associated with Exit or Disposal Activities." Liabilities are established at the cease use date for the present value of any remaining operating lease obligations, net of estimated sublease income, and at the communication date for severance and other exit costs, as prescribed by SFAS 146. Key assumptions in calculating the liability include the timeframe expected to terminate lease agreements, estimates related to the sublease potential of closed locations, and estimation of other related exit costs. If actual timing and potential termination costs or realization of sublease income differ from our estimates, the resulting liabilities could vary from recorded amounts. These liabilities are reviewed periodically and adjusted when necessary.

Associated with the store closings in the current year, the Company incurred $1.6 million in lease contract termination cost, which was charged to rent expense, and expects to incur $10.8 million in lease contract termination costs in association with the stores that are planned to be closed in the upcoming year.

Property and equipment and intangibles. Property and equipment are carried at cost. Depreciation is calculated using the straight-line method over the estimated useful lives of the assets and recorded in selling, general and administrative expenses. Improvements to leased premises are depreciated using the straight-line method over the shorter of the initial term of the lease or the useful life of the improvement. Leasehold improvements added late in the lease term are depreciated over the shorter of the remaining term of the lease (including the upcoming renewal option, if the renewal is reasonably assured) or the useful life of the improvement, whichever is lesser. Gains or losses on the sale of assets are recorded at disposal as a component of operating income. The following average estimated useful lives are generally applied:

	Estimated Useful Lives
Building and building improvements	8 - 30 years
Furniture, fixtures and equipment	3 - 10 years
Leasehold improvements	3 - 10 years or term of lease, if shorter
Automobiles and vehicles	3 - 5 years
Airplane	9 years

Assets under capital leases are depreciated in accordance with the Company's normal depreciation policy for owned assets or over the lease term (regardless of renewal options), if shorter, and the charge to earnings is included in depreciation expense in the Consolidated Financial Statements.

Other identifiable intangible assets, which are included in other noncurrent assets, primarily represent customer lists associated with acquired pharmacies and are being amortized on a straight-line basis over five years.

Vendor rebates and allowances. The Company receives rebates for a variety of merchandising activities, such as volume commitment rebates, relief for temporary and permanent price reductions, cooperative advertising programs, and for the introduction of new products in our stores. In accordance with the Emerging Issues Task Force Issue No. 02-16, "Accounting by a Customer (including a Reseller) for

Management's Discussion and Analysis of Financial Condition and Results of Operations

Certain Consideration Received from a Vendor" ("EITF 02-16"), rebates received from a vendor are recorded as a reduction of cost of sales when the product is sold or a reduction to selling, general and administrative expenses if the reimbursement represents a specific incremental and identifiable cost. Should the allowance received exceed the incremental cost, then the excess is recorded as a reduction of cost of sales when the product is sold. Any excess amounts for the periods reported are immaterial. Any rebates received subsequent to merchandise being sold are recorded as a reduction to cost of goods sold when received.

As of February 2, 2008, the Company had approximately 750 vendors who participate in vendor rebate programs and the terms of the agreements with those vendors vary in length from short-term arrangements to be completed within three months to longer-term arrangements that could last up to three years.

In accordance with The American Institute of Certified Public Accountants Statement of Position No. 93-7, Reporting on Advertising Costs ("AICPA SOP 93-7"), the Company charges advertising, including production costs, to selling, general and administrative expense on the first day of the advertising period. Gross advertising expenses for 2007, 2006, and 2005, were $27.6 million, $27.4 million, and $22.3 million, respectively. Gross advertising expenses were reduced by vendor cooperative advertising allowances of $1.5 million, $1.1 million, and $.5 million, for 2007, 2006, and 2005, respectively. It would be the Company's intention to incur a similar amount of advertising expense as in prior years and in support of our stores even if we did not receive support from our vendors in the form of cooperative adverting programs.

Insurance reserves. The Company is largely self-insured for workers compensation, general liability and employee medical insurance. The Company's liability for self-insurance is determined based on claims known at the time of determination of the reserve and estimates for future payments against incurred losses and claims that have been incurred but not reported. Estimates for future claims costs include uncertainty because of the variability of the factors involved, such as the type of injury or claim, required services by the providers, healing time, age of claimant, case management costs, location of the claimant, and governmental regulations. These uncertainties or a deviation in future claims trends from recent historical patterns could result in the Company recording additional expenses or expense reductions that might be material to the Company's results of operations. The Company carries additional coverage for excessive or catastrophic claims with stop loss limits of $250,000 for property and general liability and $200,000 for employee medical. The Company's insurance reserve was $8.2 million and $8.6 million on February 2, 2008 and February 3, 2007, respectively. Changes in the reserve over that time period were attributable to additional reserve requirements of $38.3 million netted with reserve utilization of $38.7 million.

Income taxes. In June 2006, the Financial Accounting Standards Board issued FASB Interpretation No. 48 ("FIN 48"), Accounting for Uncertainty in Income Taxes – an Interpretation of FASB Statement No.109. We adopted FIN 48 as of February 4, 2007, the first day of fiscal 2007. This interpretation clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements in accordance with SFAS No. 109 and prescribes a minimum recognition threshold of more-likely-than-not to be sustained upon examination that a tax position must meet before being recognized in the financial statements. Under FIN 48, the impact of an uncertain income tax position on the income tax return must be recognized at the largest amount that is more-likely-than-not to be sustained upon audit by the relevant taxing authority. An uncertain income tax position will not be recognized if it has less than a 50% likelihood of being sustained. Additionally, FIN 48 provides guidance on de-recognition, measurement, classification, interest and penalties, accounting in interim periods, disclosure and transition.

As a result of the adoption of FIN 48, we recognized a cumulative effect adjustment of $4.2 million decrease to beginning retained earnings and a reclassification of certain amounts between deferred income taxes ($2.3 million decrease) and other non-current liabilities ($6.5 million increase, including $1.0 million of interest and penalties) to conform to the balance sheet presentation requirements of FIN 48. The Company increased the gross reserve for uncertain tax positions from $6.5 million to $7.3 million, a change of $0.8 million to disclose the gross liability rather than reflect the liability net of federal income tax benefit.

A reconciliation of the beginning and ending amount of the unrecognized tax benefits is as follows:

(in millions)		
Balance at February 4, 2007	$	7.3
Additions for tax position related to current year		1.5
Additions for tax position of prior years		.4
Reductions for tax position of prior years		(.8)
Settlements		–
Balance at February 2, 2008	**$**	**8.4**

As of February 4, 2007, our liability for unrecognized tax benefits totaled $7.3 million, of which $0.5 million and $0.3 million were recognized as income tax benefit during the periods ending November 3, 2007 and February 2, 2008, respectively, as a result of a lapse in applicable statute of limitations. As of February 2, 2008, our liability for unrecognized tax benefits totaled $8.4 million and is recorded in our consolidated balance sheet with "Other Liabilities," all of which, if recognized, would affect our effective tax rate.

Management's Discussion and Analysis of Financial Condition and Results of Operations

FIN 48 further requires that interest required to be paid by the tax law on the underpayment of taxes should be accrued on the difference between the amount claimed or expected to be claimed on the tax return and the tax benefit recognized in the financial statements. The Company includes potential interest and penalties recognized in accordance with FIN 48 in the financial statements as a component of income tax expense. As of February 2, 2008, accrued interest and penalties related to our unrecognized tax benefits totaled $ 1.0 million and $ 0.4 million, respectively, and are both recorded in the consolidated balance sheet within "Other non-current liabilities."

Stock-based compensation. Effective January 29, 2006, the Company adopted the fair value recognition provisions of SFAS No. 123(R), "Share-Based Payment", using the modified prospective transition method. Under this method, compensation expense recognized post adoption includes: (1) compensation expense for all share-based payments granted prior to, but not yet vested as of, January 29, 2006, based on the grant date fair value estimated in accordance with the original provisions of SFAS No. 123, and (2) compensation cost for all share-based payments granted subsequent to January 29, 2006, based on the grant date fair value estimated in accordance with the provisions of SFAS No. 123(R). Results for prior periods have not been restated.

In November 2005, FASB issued Staff Position No. FAS 123(R)-3, "Transition Election Related to Accounting for Tax Effects of Share-Based Payment Awards" (FSP FAS 123R-3"). Effective January 29, 2006, the Company elected to adopt the alternative transition method provided in FSP FAS 123R-3 for calculating the income tax effects of stock-based compensation pursuant to SFAS 123(R). The alternative transition method includes simplified methods to establish the beginning balance of the additional paid-in-capital pool ("APIC Pool") related to the income tax effects of stock based compensation, and for determining the subsequent impact on the APIC pool and consolidated statements of cash flows of the income tax effects of stock-based compensation awards that are outstanding upon adoption of SFAS 123(R).

SFAS 123(R) also requires the benefits of income tax deductions in excess of recognized compensation cost to be reported as a financing cash flow, rather than as an operating cash flow as required prior to SFAS 123(R). The impact of adopting SFAS 123(R) on future results will depend on, among other things, levels of share-based payments granted in the future, actual forfeiture rates and the timing of option exercises.

Prior to January 28, 2006, the Company accounted for share-based payments using the intrinsic-value-based recognition method prescribed by Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees," ("APB 25"). As stock options were granted at an exercise price equal to the market value of the underlying common stock on the date of grant, no stock option compensation expense was reflected in net income prior to adopting SFAS 123(R).

Stock-based compensation expense, post adoption of SFAS 123(R), is based on awards ultimately expected to vest, and therefore has been reduced for estimated forfeitures. Forfeitures are estimated at the time of grant based on the Company's historical forfeiture experience and will be revised in subsequent periods if actual forfeitures differ from those estimates. For periods prior to 2006, the Company in its proforma disclosures under SFAS 123, recognized forfeitures as they occurred.

The following represents total stock based compensation expense (a component of selling, general and administrative expenses) recognized in the consolidated financial statements (in thousands):

	2007	2006
Stock option expense	**$ 1,312**	$ 1,408
Restricted stock expense	**591**	512
ESPP expense	**213**	279
Total stock-based compensation	**2,116**	2,199
Income tax benefit on stock-based compensation	**$ 340**	$ 210

As a result of adopting SFAS 123(R), the Company's income before income taxes and net income for fiscal year 2006, were $1.7 million and $1.7 million lower, respectively, than if it had continued to account for share-based compensation under APB 25. Basic and diluted earnings per share for fiscal year 2006 were $.04 and $.04 lower respectively, than if the Company had continued to account for share-based compensation under APB 25.

The Company uses the Modified Black-Scholes Option Valuation Model ("BSM") to measure the fair value of stock options granted to employees. The BSM option valuation model was developed for use in estimating the fair value of traded options, which have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions including the expected stock volatility and option life. Because the Company's employee stock options have characteristics significantly different from those of traded options, and because changes in the subjective assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its employee stock options.

Management's Discussion and Analysis of Financial Condition and Results of Operations

The fair value of each option granted is estimated on the date of grant using the BSM with the following weighted average assumptions:

	2007	2006	(Pro Forma) 2005
Stock Options			
Expected volatility	**42.8%**	41.4%	46.6%
Risk-free interest rate	**4.1%**	4.8%	4.3%
Expected option life (in years)	**5.8**	5.9	5.3
Expected dividend yield	**0.4%**	0.4%	0.5%
Weighted average fair value at grant date	**$ 4.68**	$ 6.01	$ 7.35
Employee Stock Purchase Plan			
Expected volatility	**37.2%**	38.7%	41.4%
Risk-free interest rate	**4.7%**	4.8%	4.3%
Expected option life (in years)	**0.63**	0.63	0.5
Expected dividend yield	**0.38%**	0.3%	0.2%
Weighted average fair value at grant date	**$ 3.31**	$ 4.31	$ 3.37

The following is a summary of the methodology applied to develop each assumption:

Expected Volatility – This is a measure of the amount by which a price has fluctuated or is expected to fluctuate. The Company uses actual historical changes in the market value of our stock to calculate expected price volatility because management believes that this is the best indicator of future volatility. The Company calculates weekly market value changes from the date of grant over a past period representative of the expected life of the options to determine volatility. An increase in the expected volatility will increase compensation expense.

Risk-free Interest Rate – This is the yield of a U.S. Treasury zero-coupon bond issue effective at the grant date with a remaining term equal to the expected life of the option. An increase in the risk-free interest rate will increase compensation expense.

Expected Lives – This is the period of time over which the options granted are expected to remain outstanding and is based on historical experience. Options granted have a maximum term of seven and one-half years. An increase in the expected life will increase compensation expense.

Dividend Yield – This is based on the historical yield for a period equivalent to the expected life of the option. An increase in the dividend yield will decrease compensation expense.

Forfeiture Rate – This is the estimated percentage of options granted that are expected to be forfeited or cancelled before becoming fully vested. This estimate is based on historical experience. An increase in the forfeiture rate will decrease compensation expense.

Equity incentive plans. See Note 7 to the Consolidated Financial Statements for additional information regarding equity incentive plans.

Results of Operations

The following table provides a comparison of Fred's financial results for the past three years. In this table, categories of income and expense are expressed as a percentage of sales.

	For the Year Ended		
	February 2, 2008[3]	February 3, 2007[3]	January 28, 2006
Net Sales	**100.0%**	100.0%	100.0%
Cost of goods sold [1]	**72.5**	72.0	71.8
Gross profit	**27.5**	28.0	28.2
Selling, general and administrative expenses [2]	**26.6**	25.7	25.7
Operating income	**0.9**	2.3	2.5
Interest expense, net	**0.0**	0.0	0.1
Income before taxes	**0.9**	2.3	2.4
Income taxes	**0.3**	0.8	0.8
Net income	**0.6%**	1.5%	1.6%

Management's Discussion and Analysis of Financial Condition and Results of Operations

(1) Cost of goods sold includes the cost of the product sold, along with all costs associated with inbound freight.
(2) Selling, general and administrative expenses include the costs associated with purchasing, receiving, handling, securing, and storing product. These costs are associated with products that have been sold and no longer remain in ending inventory.
(3) Results for the year ended February 2, 2008 and February 3, 2007, include certain charges for the planned closing of 75 stores in 2008 and the 20 stores closed in 2007(See Item 7, "Exit and Disposal Activities" section).

Comparable sales. Our policy regarding the calculation of comparable store sales represents the increase or decrease in net sales for stores that have been opened after the end of the twelfth-month following the store's grand opening month, including stores that have been remodeled or relocated during the reporting period. The majority of our remodels and relocations do not include expansion. The purpose of the remodel or the relocation is to change the store's layout, refresh the store with new fixtures, interiors or signage or to locate the store in a more desirable area. This type of change to the store does not necessarily change the product mix or product departments; therefore, on a comparable store sales basis, the store is the same before and after the remodel or relocation. In relation to remodels and relocations, expansions have been much more infrequent and consequently, any increase in the selling square footage is immaterial to the overall calculation of comparable store sales.

Additionally, we do not exclude newly added hardline, softline or pharmacy departments from our comparable store sales calculation because we believe that all departments within a Fred's store create a synergy supporting our overall goals for managing the store, servicing our customer and promoting traffic and sales growth. Therefore, the introduction of all new departments is included in same store sales in the year in which the department is introduced. Likewise, our same store sales calculation is not adjusted for the removal of a department from a location.

Fiscal 2007 Compared to Fiscal 2006

Sales

Net sales increased 0.8% ($13.7 million) in 2007. Approximately $8.4 million of the increase was attributable to a net addition of 15 new stores, and a net addition of 7 pharmacies during 2007, together with the sales of 56 store locations and 14 pharmacies that were opened or upgraded during 2006 and contributed a full year of sales in 2007. During 2007, the Company closed 20 stores and 4 pharmacy locations. Comparable store sales, consisting of sales from stores that have been open for more than one year, increased 0.3% in 2007, which accounted for $ 5.3 million in sales. Comparable store sales for 2007 are computed excluding the effect of the extra week in 2006 due to the 53-week period.

The Company's 2007 front store (non-pharmacy) sales increased approximately 0.3% over 2006 front store sales. Excluding week 53 sales the front store sales increased approximately 2.9% over 2006 front store sales. Front store sales growth benefited from the above mentioned store additions and improvements, and sales increases in certain categories such as food, beverages, paper and chemicals, tobacco, greeting cards, prepaid products, electronics, hardware, and pets.

Fred's pharmacy sales were 32.2% of total sales in 2007 and 31.9% of total sales in 2006 and continue to rank as the largest sales category within the Company. The total sales in this department, including the Company's mail order operation, increased 1.6% over 2006, with third party prescription sales representing approximately 92% of total pharmacy sales, the same as in the prior year. The Company's pharmacy sales growth continued to benefit from an ongoing program of purchasing prescription files from independent pharmacies and the addition of pharmacy departments in existing store locations.

Sales to Fred's 24 franchised locations increased approximately $0.8 million in 2007 and represented 2.1% of the Company's total sales, the same as in 2006. The increase in sales to franchised locations results primarily from the sales volume increases experienced by the franchise locations during the year. It is anticipated that this category of business will continue to decline as a percentage of total Company sales since the Company has not added and does not intend to add any additional franchisees.

Gross Margin

Gross margin as a percentage of sales decreased to 27.5% in 2007 compared to 28.0% in 2006. The decrease in gross margin results primarily from the $10.0 million below-cost inventory adjustment associated with the planned closure of 75 under performing stores in 2008. An improvement in the pharmacy department's gross margin due to a greater percentage of generic dispensing offset lower general merchandise margins in 2007.

Selling, General and Administrative Expenses

Selling, general and administrative expenses were $445.2 million (25.0% of net sales) in 2007 compared to $424.9 million (24.0% of net sales) in 2006. The increase as a percent of net sales was from the recording of $4.6 million for asset impairments for the planned closure of 75 under performing stores (0.3%), increased payroll cost of $5.1 million (0.2%), increased property rents of $4.4 million (0.2%), higher utilities of $2.4 million (0.1%), and increased legal and professional cost of $2.2 million (0.1%). Depreciation and amortization expense was $28.6 million (1.6% of net sales) in 2007 compared to $29.1 million (1.6 % of net sales) for 2006.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Operating Income

Operating income decreased to $16.5 million in 2007 from $40.9 million in 2006. Operating income as a percentage of sales was 0.9% in 2007 down from 2.3% in 2006, due primarily to the above-mentioned decrease in gross margin and increase in selling, general and administrative expenses.

Interest Expense, Net

Net interest expense for 2007 totaled $.8 million or less than .1% of sales compared to $.7 million which was also less than .1% of sales in 2006.

Income Taxes

The effective income tax rate was 31.6% in 2007 compared to 33.5% in 2006, primarily as a result of various jobs tax credits.

The Company's estimates of income taxes and the significant items resulting in the recognition of deferred tax assets and liabilities are described in Note 4 to the Consolidated Financial Statements and reflect the Company's assessment of future tax consequences of transactions that have been reflected in the Company's financial statements or tax returns for each taxing authority in which it operates. Actual income taxes to be paid could vary from these estimates due to future changes in income tax law or the outcome of audits completed by federal and state taxing authorities. The reserves are determined based upon the Company's judgment of the probable outcome of the tax contingencies and are adjusted, from time to time, based upon changing facts and circumstances.

State net operating loss carry-forwards are available to reduce state income taxes in future years. These carry-forwards total approximately $122.2 million for state income tax purposes and expire at various times during 2008 through 2027. If certain substantial changes in the Company's ownership should occur, there would be an annual limitation on the amount of carry-forwards that can be utilized. We have provided a reserve for the portion believed to be more likely than not to expire unused.

We expect our effective tax rate to increase in fiscal 2008 to 35% - 36% from fiscal 2007 and fiscal 2006 levels due to the expiration of federal credits for jobs in the 2005 hurricane impact zone and the mid year end expiration of state tax incentives offered by Georgia.

Net Income

Net income for 2007 was $10.7 million (or $.27 per diluted share) compared to $26.7 million (or $.67 per diluted share) reported in 2006.

Fiscal 2006 Compared to Fiscal 2005

Sales

Net sales increased 11.2% ($177.9 million) in 2006. Approximately $139.8 million of the increase was attributable to a net addition of 56 new stores, and a net addition of 14 pharmacies during 2006, together with the sales of 58 store locations and 17 pharmacies that were opened or upgraded during 2005 and contributed a full year of sales in 2006. During 2006, the Company closed 3 stores and 2 pharmacy locations. Comparable store sales, consisting of sales from stores that have been open for more than one year, increased 2.4% in 2006, which accounted for $ 38.1 million in sales. Comparable store sales for 2006 are computed on the same 53-week period for 2005.

The Company's front store (non-pharmacy) sales increased approximately 10.4% over 2005 front store sales. Front store sales growth benefited from the above mentioned store additions and improvements, and sales increases in certain categories such as food, beverages, paper and chemicals, tobacco, greeting cards, prepaid products, electronics, hardware, and pets.

Fred's pharmacy sales were 31.9% of total sales in 2006 and 31.3% of total sales in 2005 and continue to rank as the largest sales category within the Company. The total sales in this department, including the Company's mail order operation, increased 13.5% over 2005, with third party prescription sales representing approximately 92% of total pharmacy sales, an increase from 88% in the prior year. The Company's pharmacy sales growth continued to benefit from an ongoing program of purchasing prescription files from independent pharmacies and the addition of pharmacy departments in existing store locations.

Sales to Fred's 24 franchised locations increased approximately $1.7 million in 2006 and represented 2.1% of the Company's total sales, as compared to 2.2% in 2005. The increase in sales to franchised locations results primarily from the sales volume increases experienced by the franchise locations during the year. It is anticipated that this category of business will continue to decline as a percentage of total Company sales since the Company has not added and does not intend to add any additional franchisees.

Gross Margin

Gross margin as a percentage of sales decreased to 28.0% in 2006 compared to 28.2% in 2005. The decrease in gross margin results primarily from the $1.2 million below-cost inventory adjustment associated with the discontinuance of the boys and girls apparel departments, as well as the $.9 million below-cost inventory adjustment for planned store closings. Additionally, the increase in lower margin on Medicare sales in the Company's pharmacy department led to the decline in overall Company gross margin.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Selling, General and Administrative Expenses

Selling, general and administrative expenses were $424.9 million (24.0% of net sales) in 2006 compared to $380.4 million (23.9% of net sales) in 2005. The increase as a percent of net sales was from higher fuel costs affecting distribution costs (0.1%), higher utilities (0.1%), increased advertising (0.1%) offset by decreases as a percent to net sales in payroll (0.1%) and insurance (0.1%). Depreciation and amortization expense was $29.1 million (1.6% of net sales) in 2006 compared to $27.8 million (1.7 % of net sales) for 2005.

Operating Income

Operating income increased $.8 million or 2.0% to $40.9 million in 2006 from $40.1 million in 2005. Operating income as a percentage of sales was 2.3% in 2006 down from 2.5% in 2005, due primarily to the above-mentioned decrease in gross margin.

Interest Expense, Net

Net interest expense for 2006 totaled $.7 million or less than .1% of sales compared to $.8 million or .1% of sales in 2005.

Income Taxes

The effective income tax rate was 33.5% in 2006, the same rate as in 2005.

State net operating loss carry-forwards are available to reduce state income taxes in future years. These carry-forwards total approximately $116.3 million for state income tax purposes and expire at various times during the period 2007 through 2026. If certain substantial changes in the Company's ownership should occur, there would be an annual limitation on the amount of carry-forwards that can be utilized. We have provided a reserve for the portion believed to be more likely than not to expire unused.

The Company's estimates of income taxes and the significant items resulting in the recognition of deferred tax assets and liabilities are described in Note 4 to the Consolidated Financial Statements and reflect the Company's assessment of future tax consequences of transactions that have been reflected in the Company's financial statements or tax returns for each taxing authority in which it operates. Actual income taxes to be paid could vary from these estimates due to future changes in income tax law or the outcome of audits completed by federal and state taxing authorities. We maintain income tax contingency reserves for potential assessments from the federal government or other taxing authority. The reserves are determined based upon the Company's judgment of the probable outcome of the tax contingencies and are adjusted, from time to time, based upon changing facts and circumstances. Changes to the tax contingency reserve could materially affect the Company's future consolidated operating results in the period of change.

Net Income

Net income for 2006 was $26.7 million (or $.67 per diluted share) or approximately 2.5% higher than the $26.1 million (or $.66 per diluted share) reported in 2005.

Liquidity and Capital Resources

The Company's principal capital requirements include funding new stores and pharmacies, remodeling existing stores and pharmacies, maintenance of stores and distribution centers, and the ongoing investment in information systems. Fred's primary sources of working capital have traditionally been cash flow from operations and borrowings under its credit facility. The Company had working capital of $270.5 million, $239.9 million, and $214.0 million at year-end 2007, 2006, and 2005, respectively. Working capital fluctuates in relation to profitability, seasonal inventory levels, net of trade accounts payable, and the level of store openings and closings. Working capital at year-end 2007 increased by approximately $30.6 million from 2006. The increase was primarily attributed to an increase in cash and cash equivalents and inventory, supported by increased long-term borrowings. The Company plans to open 11 new stores and 3 new pharmacies during the first quarter of 2008.

During 2005, 2006 and 2007, we incurred losses caused by fire and tornado damage, which consisted primarily of losses of inventory and fixed assets. We reached settlements on some of our insurance claims related to inventory and fixed assets in 2006 and 2007. Insurance proceeds related to fixed assets are included in cash flows from investing activities and proceeds related to inventory losses and business interruption are included in cash flows from operating activities.

Net cash flow provided by operating activities totaled $19.3 million in 2007, $35.3 million in 2006, and $48.5 million in 2005.

In fiscal 2007, inventory, net of the LIFO reserve, increased by approximately $25.3 million due to improving in-stock positions in the basic and consumable product categories as well as slower sales than projected during the 2007 Holiday season. This increase was offset by a $10.0 million non-cash reduction in inventory resulting from the below-cost inventory adjustment related to the planned store closures in the upcoming year. Accounts receivable increased by approximately $8.1 million due an increase in income tax receivable which reflects overpayment of estimated taxes due to lower than anticipated sales.

In fiscal 2006, inventory, net of the LIFO reserve, increased by approximately $2.1 million due to controlling inventory and improving merchandise quality during the fiscal year. Accounts receivable increased by approximately $17.5 million due primarily to the shift in our year ending date to include the higher volume of activity around the 1st of the month, combined with increased vendor rebates not yet collected.

Management's Discussion and Analysis of Financial Condition and Results of Operations

In fiscal 2005, cash was primarily used to increase inventories by approximately $30.9 million, or 10%, during the fiscal year. This increase is primarily attributable to our adding a net of 58 new stores, upgrading 12 stores and adding a net of 17 new pharmacies, as well as supporting the increase in comparable store sales. Accounts payable and accrued expenses increased by $12.7 million due primarily to increase in inventory and higher accrued payroll expenses. Income taxes payable increased by approximately $6.2 million due to the increase in the effective tax rate and no estimated payments made in 2005.

Capital expenditures in 2007 totaled $31.4 million compared to $26.5 million in 2006 and $27.8 million in 2005. The capital expenditures during 2007 consisted primarily of the store and pharmacy expansion program ($15.3 million), acquisition of previously leased land and buildings ($11.7 million), expenditures related to the Store Refresher Program ($7.5 million) and technology and other corporate expenditures ($4.2 million). The Company also assumed debt of $6.1 million and issued $1.2 million in common stock for the acquisition of store real estate. The 2006 capital expenditures included approximately $11.9 million for new stores and pharmacies, $11.7 million for upgrading existing stores and $2.9 million for technology, corporate and other capital expenditures. The 2005 capital expenditures included approximately $18.3 million for new stores and pharmacies, $7.1 million for upgrading existing stores and $2.4 million for technology, corporate and other capital expenditures. Cash used for investing activities also includes $1.7 million in 2007, $3.4 million in 2006, and $3.2 million in 2005 for the acquisition of prescription lists and other pharmacy related items and $1.1 million in 2007 and $0.3 million in 2006 from insurance proceeds related to fixed assets reimbursements.

In 2008, the Company is planning capital expenditures totaling approximately $18.3 million. Expenditures are planned totaling $11.3 million for new and existing stores and pharmacies. Planned expenditures also include approximately $1.0 million for technology upgrades, and approximately $4.0 million for distribution center equipment and capital maintenance. Technology upgrades in 2008 will be made in the areas of direct store delivery systems, stores POS systems, and pharmacy systems. In addition the Company plans expenditures of approximately $2.0 million in 2008 for the acquisition of prescription lists and other pharmacy related items.

Cash and cash equivalents were $10.3 million at the end of 2007 compared to $2.5 million at the end of 2006 and $3.1 million at the end of 2005. Short-term investment objectives are to maximize yields while minimizing company risk and maintaining liquidity. Accordingly, limitations are placed on the amounts and types of investments the Company can select.

On August 27, 2007, the Board of Directors approved a plan that authorized stock repurchases of up to 4.0 million shares of the Company's common stock. Under the plan, the Company may repurchase its common stock in open market or privately negotiated transactions at such times and at such prices as determined to be in the Company's best interest. These purchases may be commenced or suspended without prior notice depending on then-existing business or market conditions and other factors. In fiscal 2007 the Company repurchased 426,500 shares for $4.4 million.

On October 30, 2007, the Company and Regions Bank entered into an amendment of their Revolving Loan and Credit Agreement ("agreement") to provide an increase in the credit line from $50 million to $75 million and to extend the term until July 31, 2009. All other terms, conditions and covenants remained in place after the amendment. Borrowings under the Agreement bear interest at 1.5% below the prime rate or a LIBOR-based rate. Under the most restrictive covenants of the Agreement, the Company is required to maintain specified shareholders' equity (which was $292.3 million at February 2, 2008) and net income levels. The Company is required to pay a commitment fee to the bank at a rate per annum equal to 0.15% on the unutilized portion of the revolving line commitment over the term of the Agreement. There were $30.6 million and $2.2 million of borrowings outstanding under the Agreement at February 2, 2008 and February 3, 2007, respectively. The increase in debt was due to an increase in inventory to improve in-stock positions and capital expenditures to acquire the land and building occupied by thirteen Fred's stores that we had previously leased. The weighted average interest rate on borrowings under Agreement was 5.76% and 5.93% at February 2, 2008 and February 3, 2007, respectively.

On October 10, 2005, the Company and Regions Bank, successor in interest to Union Planters, entered into a Seventh Modification Agreement of the Revolving Loan and Credit Agreement to provide a temporary increase of commitment of $20 million and increasing the available credit line to $70 million. The term of the agreement was from October 10, 2005 until December 15, 2005. On December 15, 2005, the available credit line reverted to $50 million. All terms, conditions and covenants remained in place for the Note and credit facility.

On July 29, 2005 the Company and Regions Bank, successor in interest to Union Planters, entered into a Sixth Modification Agreement of the Revolving Loan and Credit Agreement (the "Agreement") dated April 3, 2000 to increase the commitment from the bank from $40 million to $50 million and to extend the term until July 31, 2009. The Agreement bears interest at 1.5% below the prime rate or a LIBOR-based rate. All terms, conditions and covenants remained in place for the Note and credit facility.

The Company believes that sufficient capital resources are available in both the short-term and long-term through currently available cash, cash generated from future operations and, if necessary, the ability to obtain additional financing.

Off-Balance-Sheet Arrangements

The Company has no off-balance-sheet financing arrangements.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Contractual Obligations and Commercial Commitments

As discussed in Note 5 to the Consolidated Financial Statements, the Company leases certain of its store locations under noncancelable operating leases expiring at various dates through 2029. Many of these leases contain renewal options and require the Company to pay contingent rent based upon percent of sales, taxes, maintenance, insurance and certain other operating expenses applicable to the leased properties. In addition, the Company leases various equipment under noncancelable operating leases and certain transportation equipment under capital leases.

The following table summarizes the Company's significant contractual obligations as of February 2, 2008, which excludes the effect of imputed interest:

(Dollars in thousands)	Payments due by period				
Contractual Obligations	Total	< 1 yr	1-3 yrs	3-5 yrs	>5 yrs
Capital Lease obligations [1]	$ 129	$ 129			
Revolving loan [2]	31,860	–	31,860	–	–
Operating leases [3]	195,275	47,523	72,021	44,582	31,149
Equipment leases [4]	8,081	1,988	3,963	2,070	60
Inventory purchase obligations [5]	137,043	137,043			
Postretirement benefits [6]	539	40	88	94	317
Mortgage Loans on land & buildings [7]	5,177	164	839	328	3,846
Total Contractual Obligations	$ 378,104	$ 186,887	$ 108,771	$ 47,074	$ 35,372

* On February 2, 2008, a liability for unrecognized tax benefits for $8.352 million has been excluded from this table as the timing of payment cannot be reasonably estimated.

[1] Capital lease obligations include related interest.

[2] Revolving loan represents principle maturity for the Company's revolving credit agreement and includes estimated interest of $1.225 million on $30.635 million of debt at 4.0% for 1 year.

[3] Operating leases are described in Note 5 to the Consolidated Financial Statements.

[4] Equipment leases representing cooler program and other equipment operating leases.

[5] Inventory purchase obligations represent open purchase orders and any outstanding purchase commitments as of February 2, 2008.

[6] Postretirement benefits are described in Note 9 to the Consolidated Financial Statements.

[7] Mortgage loans for purchased land and buildings.

As discussed in Note 9 to the Consolidated Financial Statements, the Company had commitments approximating $14.3 million at February 2, 2008 on issued letters of credit, which support purchase orders for merchandise. Additionally, the Company had outstanding letters of credit aggregating $17.1 million at February 2, 2008 utilized as collateral for their risk management programs.

The Company financed the construction of its Dublin, Georgia distribution center with taxable industrial development revenue bonds issued by the City of Dublin and County of Laurens development authority. The Company purchased 100% of the bonds and intends to hold them to maturity, effectively financing the construction with internal cash flow. The Company has offset the investment in the bonds ($34.6 million) against the related liability and neither is reflected in the consolidated balance sheet.

Related Party Transactions

During the year ended February 2, 2008, Atlantic Retail Investors, LLC, which is partially owned by Michael J. Hayes, a director and officer of the Company, purchased the land and buildings occupied by thirteen Fred's stores. The stores were purchased by Atlantic Retail Investors, LLC from an independent landlord/developer. Prior to the purchase by Atlantic Retail Investors, LLC the Company was offered the right to purchase the same stores and declined the offer. The terms and conditions of the leases on these stores are consistent in all material respects with other leases of the Company. The total rental payments related to these leases was $.585 million for the year ended February 2, 2008. Total future commitments under related party leases are $7.078 million.

Recent Accounting Pronouncements

In September 2006, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 157, "Fair Value Measurements". SFAS No. 157 provides a single definition of fair value, together with a framework for measuring it, and requires additional disclosure about the use of fair value to measure assets and liabilities. SFAS No. 157 also emphasizes that fair value is a market-based measurement, not an entity-specific measurement, and sets out a fair value hierarchy with the highest priority being quoted prices in active markets. Under SFAS No. 157, fair value measurements are required to be disclosed by level within that hierarchy. SFAS No. 157 is effective for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years.

Management's Discussion and Analysis of Financial Condition and Results of Operations

However, FASB Staff Position (FSP) No. FAS 157-2, "Effective Date of FASB Statement No. 157," issued in February 2008, delays the effective date of SFAS No. 157 for all nonfinancial assets and nonfinancial liabilities, except for items that are recognized or disclosed at fair value in the financial statements on a recurring basis, to fiscal years beginning after November 15, 2008, and interim periods within those fiscal years. The Company is in the process of determining the effect, if any, that the adoption of SFAS No. 157 will have on its results of operations or financial position.

In February 2007, the Financial Accounting Standards Board issued SFAS No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities—Including an Amendment of FASB Statement No. 115," ("SFAS No. 159"). SFAS No. 159 allows companies the choice to measure many financial instruments and certain other items at fair value. This gives a company the opportunity to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting provisions. SFAS No. 159 is effective for fiscal years beginning after November 15, 2007. We are currently reviewing the impact of SFAS No. 159, if any, on our Consolidated Financial Statements and expect to complete this evaluation in 2008.

In March 2007, the Emerging Issues Task Force ("EITF") reached a consensus on issue number 06-10, "Accounting for Deferred Compensation and Postretirement Benefit Aspects of Collateral Assignment Split-Dollar Life Insurance Arrangements," ("EITF 06-10"). EITF 06-10 provides guidance to help companies determine whether a liability for the postretirement benefit associated with a collateral assignment split-dollar life insurance arrangement should be recorded in accordance with either SFAS No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions" (if, in substance, a postretirement benefit plan exists), or Accounting Principles Board Opinion No. 12 (if the arrangement is, in substance, an individual deferred compensation contract). EITF 06-10 also provides guidance on how a company should recognize and measure the asset in a collateral assignment split-dollar life insurance contract. EITF 06-10 is effective for fiscal years beginning after December 15, 2007, although early adoption is permitted. The Company has evaluated EITF 06-10 and has determined that it will have no impact on its results of operations or financial position.

In May 2007, the FASB issued FASB Staff Position No. FIN 48-1, "Definition of Settlement in FASB Interpretation No. 48" ("FSP FIN 48-1"). FSP FIN 48-1 amends FASB Interpretation No. 48, "Accounting for Uncertainty in Income Taxes," to provide guidance on how an enterprise should determine whether a tax position is effectively settled for the purposes of recognizing previously unrecognized tax benefits. The Company adopted FIN 48-1 as of February 4, 2007 and is now required to apply the guidance provided in FSP FIN 48-1. The application of FSP FIN 48-1 has not had a material effect on the Company's financial position, results of operations, or cash flows.

In June 2007, the Emerging Issues Task Force (EITF) of the FASB ratified their consensus position 06-11 (EITF 06-11), "Accounting for Income Tax Benefits of Dividends on Share-Based Payment Awards." EITF 06-11 provides guidance on how a company should recognize the income tax benefit received on dividends that are paid to employees holding equity-classified nonvested shares, equity-classified nonvested share units, or equity-classified outstanding share options charged to retained earnings under FASB Statement 123(R), "Share-Based Payment." The Company is required to apply the guidance provided in EITF 06-11 prospectively to income tax benefits of dividends on equity-classified employee share-based payment awards that are declared in fiscal years beginning after September 15, 2007. Early application of EITF 06-11 is permitted for the income tax benefit of dividends on equity-classified employee share-based payment awards that are declared in periods for which financial statements have not yet been issued. The Company is in the process of determining the effect, if any, that the adoption of EITF 06-11 will have on its results of operations or financial position.

In December 2007, the FASB issued FASB Statement No. 141 (R), "Business Combinations" (FAS 141(R)), which establishes accounting principles and disclosure requirements for all transactions in which a company obtains control over another business. Statement 141 (R) applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. Earlier adoption is prohibited. The Company is in the process of determining the effect, if any, that the adoption of FAS 141 (R) will have on its results of operations or financial position.

In December 2007, the FASB issued FASB Statement No. 160, "Noncontrolling Interests in Consolidated Financial Statements" - An Amendment of ARB No. 51. Statement 160 establishes new accounting and reporting standards for the noncontrolling interest in a subsidiary and for the deconsolidation of a subsidiary. Statement 160 is effective for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2008. Earlier adoption is prohibited. The Company is in the process of determining the effect, if any, that the adoption of FASB No. 160 will have on its results of operations or financial position.

Consolidated Statements of Income and Comprehensive Income

(In thousands, except per share data)	For the Years Ended February 2, 2008	February 3, 2007	January 28, 2006
Net sales	$ 1,780,923	$ 1,767,239	$ 1,589,342
Cost of goods sold	1,290,680	1,272,320	1,141,105
Gross profit	490,243	494,919	448,237
Depreciation and amortization	28,614	29,102	27,755
Selling, general and administrative expenses	445,172	424,868	380,401
Operating income	16,457	40,949	40,081
Interest income	(567)	(68)	(176)
Interest expense	1,360	804	1,002
Income before income taxes	15,664	40,213	39,255
Income taxes	4,946	13,467	13,161
Net income	$ 10,718	$ 26,746	$ 26,094
Net income per share			
Basic	$ .27	$ .67	$ .66
Diluted	$ .27	$ .67	$ .66
Weighted average shares outstanding			
Basic	39,771	39,770	39,632
Diluted	39,882	39,858	39,772
Comprehensive income:			
Net income	$ 10,718	$ 26,746	$ 26,094
Other comprehensive income, net of tax:			
Postretirement plan adjustment	(43)	–	–
Comprehensive income	$ 10,675	$ 26,746	$ 26,094

See accompanying notes to consolidated financial statements.

Consolidated Balance Sheets

(In thousands, except for number of shares)	**February 2, 2008**	February 3, 2007
ASSETS		
Current assets:		
Cash and cash equivalents	**$ 10,266**	$ 2,475
Inventories	**320,268**	304,969
Receivables, less allowance for doubtful accounts of $879 and $719, respectively	**30,972**	29,097
Other non trade receivables	**20,536**	18,953
Prepaid expenses and other current assets	**11,792**	12,224
Total current assets	**393,834**	367,718
Property and equipment, at depreciated cost	**145,985**	138,031
Equipment under capital leases, less accumulated amortization of $4,836, and $4,578, respectively	**132**	390
Other noncurrent assets, net	**10,621**	9,570
Total assets	**$ 550,572**	$ 515,709
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current liabilities:		
Accounts payable	**$ 70,416**	$ 64,349
Current portion of indebtedness	**159**	385
Current portion of capital lease obligations	**126**	352
Accrued expenses and other	**39,469**	42,159
Deferred income taxes	**13,151**	16,396
Income taxes payable	**–**	4,188
Total current liabilities	**123,321**	127,829
Long-term portion of indebtedness	**35,653**	2,216
Deferred income taxes	**6,698**	12,425
Long-term portion of capital lease obligations	**–**	115
Other non-current liabilities	**12,841**	3,856
Total liabilities	**178,513**	146,441
Commitments and contingencies (Notes 2, 5 and 9)		
Shareholders' equity:		
Preferred stock, nonvoting, no par value, 10,000,000 shares authorized, none outstanding	**–**	–
Preferred stock, Series A junior participating nonvoting, no par value, 224,594 shares authorized, none outstanding	**–**	–
Common stock, Class A voting, no par value, 60,000,000 shares authorized, 39,880,836 shares and 40,068,953 shares issued & outstanding, respectively	**135,335**	135,803
Common stock, Class B nonvoting, no par value, 11,500,000 shares authorized, none outstanding	**–**	–
Retained earnings	**235,684**	232,382
Accumulated other comprehensive income	**1,040**	1,083
Total shareholders' equity	**372,059**	369,268
Total liabilities and shareholders' equity	**$ 550,572**	$ 515,709

See accompanying notes to consolidated financial statements.

Consolidated Statements of Changes in Shareholders' Equity

(In thousands, except share and per share amounts)	Common Stock Shares	Common Stock Amount	Retained Earnings	Unearned Compensation	Accumulated Other Comprehensive Income	Total
Balance, January 29, 2005	39,692,091	$ 132,511	$ 184,732	$ (2,697)	$	$ 314,546
Cash dividends paid ($.08 per share)			(3,183)			(3,183)
Restricted stock grants, cancellations and withholdings, net	(4,540)	78				78
Issuance of shares under employee stock purchase plan	32,583	469				469
Amortization of unearned compensation				431		431
Exercises of stock options	140,054	1,026				1,026
Income tax benefit on exercise of stock options		134				134
Net income			26,094			26,094
Balance, January 28, 2006	39,860,188	134,218	207,643	(2,266)	–	339,595
Cumulative effect of the adoption of SAB 108 (Note 1) (net of tax $597)			1,185			1,185
Cash dividends paid ($.08 per share)			(3,192)			(3,192)
Restricted stock grants, cancellations and withholdings, net	63,509	(38)				(38)
Issuance of shares under employee stock purchase plan	83,104	951				951
Adjustment to initially apply FAS 123 (R)		(2,266)		2,266		–
Stock-based compensation		2,199				2,199
Exercises of stock options	62,152	684				684
Income tax benefit on exercise of stock options		55				55
Adjustment to initially apply SFAS No. 158 (net of tax)					1,083	1,083
Net income			26,746			26,746
Balance, February 3, 2007	40,068,953	135,803	232,382	–	1,083	369,268
Adjustment to initially apply FIN 48 as of February 4, 2007			**(4,212)**			**(4,212)**
Cash dividends paid ($.08 per share)			**(3,204)**			**(3,204)**
Restricted stock grants, cancellations and withholdings, net	**64,036**	**(43)**				**(43)**
Issuance of shares under employee stock purchase plan	**71,294**	**667**				**667**
Repurchase of shares	**(426,500)**	**(4,371)**				**(4,371)**
Stock-based compensation		**2,116**				**2,116**
Issuance of shares for real estate purchase	**103,053**	**1,173**				**1,173**
Income tax benefit on exercise of stock options		**(10)**				**(10)**
Adjustment for SFAS No. 158 (net of tax)					**(43)**	**(43)**
Net income			**10,718**			**10,718**
Balance, February 2, 2008	**39,880,836**	**$ 135,335**	**$ 235,684**	**$ –**	**$ 1,040**	**$ 372,059**

See accompanying notes to consolidated financial statements.

Consolidated Statements of Cash Flows

(In thousands)	February 2, 2008	February 3, 2007	January 28, 2006
	For the Years Ended		
Cash flows from operating activities:			
Net income	$ **10,718**	$ 26,746	$ 26,094
Adjustments to reconcile net income to net cash flows from operating activities:			
Depreciation and amortization	**28,614**	29,102	27,755
Net (gain) loss on asset disposition and impairments	**(335)**	594	–
Provision for store closures and asset impairments	**14,559**	1,792	–
Stock-based compensation	**2,116**	2,199	431
Provision for uncollectible receivables	**160**	21	69
LIFO reserve increase	**1,657**	1,571	2,493
Deferred income tax expense (benefit)	**(6,604)**	(547)	3,632
Issuance (net of cancellation) of restricted stock	**–**	–	78
Income tax benefit upon exercise of stock options	**10**	(55)	134
Provision for post retirement medical	**(43)**		
(Increase) decrease in operating assets:			
Receivables	**(8,067)**	(17,481)	(1,550)
Insurance receivables	**1,537**	2,713	–
Inventories	**(26,981)**	(3,681)	(30,928)
Other assets	**432**	(1,434)	(1,011)
Increase (decrease) in operating liabilities:			
Accounts payable and accrued expenses	**3,377**	(3,433)	12,730
Income taxes payable	**(3,508)**	(2,550)	6,196
Other noncurrent liabilities	**1,699**	(234)	2,339
Net cash provided by operating activities	**19,341**	35,323	48,462
Cash flows from investing activities:			
Capital expenditures	**(31,289)**	(26,534)	(27,757)
Proceeds from asset dispositions	**463**	138	–
Insurance recoveries for replacement assets	**1,094**	282	–
Asset acquisition(primarily intangibles)	**(1,663)**	(3,439)	(3,154)
Net cash used in investing activities	**(31,395)**	(29,553)	(30,911)
Cash flows from financing activities:			
Payments of indebtedness and capital lease obligations	**(1,656)**	(1,367)	(694)
Proceeds from revolving line of credit	**344,755**	208,450	264,020
Payments on revolving line of credit	**(316,293)**	(211,983)	(281,412)
Excess tax benefits from stock-based compensation	**(10)**	55	–
Proceeds from exercise of stock options and issuances under employee stock purchase plan	**624**	1,597	1,498
Repurchase of shares	**(4,371)**	–	–
Dividends paid	**(3,204)**	(3,192)	(3,183)
Net cash provided by (used in) financing activities	**19,845**	(6,440)	(19,771)
Increase (decrease) in cash and cash equivalents	**7,791**	(670)	(2,220)
Cash and cash equivalents:			
Beginning of year	**2,475**	3,145	5,365
End of year	$ **10,266**	$ 2,475	$ 3,145
Supplemental disclosures of cash flow information:			
Interest paid	$ **1,269**	$ 818	$ 985
Income taxes paid	$ **18,200**	$ 16,781	$ –
Non-cash activities:			
Assets acquired through issuance of mortgage loan	$ **6,065**	$ 100	$ 1,058
Common stock issued for purchase of real estate	$ **1,173**	$ –	$ –

See accompanying notes to consolidated financial statements.

Notes to Consolidated Financial Statements

(In thousands, except per share amounts)

Note 1 - Description Of Business And Summary Of Significant Accounting Policies

Description of business. The primary business of Fred's, Inc. and subsidiaries (the "Company") is the sale of general merchandise through its retail discount stores and full service pharmacies. In addition, the Company sells general merchandise to its 24 franchisees. As of February 2, 2008, the Company had 692 retail stores and 296 pharmacies located in 15 states mainly in the Southeastern United States.

Consolidated financial statements. The Consolidated Financial Statements include the accounts of the Company and its subsidiaries. All significant intercompany accounts and transactions are eliminated.

Fiscal year. The Company utilizes a 52 - 53 week accounting period which ends on the Saturday closest to January 31. Fiscal years 2007, 2006, and 2005, as used herein, refer to the years ended February 2, 2008, February 3, 2007, and January 28, 2006, respectively. The fiscal year 2006 had 53 weeks and the fiscal years 2007 and 2005 each had 52 weeks.

Use of estimates. The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reported period. Actual results could differ from those estimates and such differences could be material to the financial statements.

Cash and cash equivalents. Cash on hand and in banks, together with other highly liquid investments which are subject to market fluctuations and having original maturities of three months or less, are classified as cash and cash equivalents. Included in accounts payable are outstanding checks in excess of funds on deposit, which totaled $4,052 at February 2, 2008 and $6,480 at February 3, 2007.

Allowance for doubtful accounts. The Company is reimbursed for drugs sold by its pharmacies by many different payors including insurance companies, Medicare and various state Medicaid programs. The Company estimates the allowance for doubtful accounts on a payor-specific basis, given its interpretation of the contract terms or applicable regulations. However, the reimbursement rates are often subject to interpretations that could result in payments that differ from the Company's estimates. Additionally, updated regulations and contract negotiations occur frequently, necessitating the Company's continual review and assessment of the estimation process. Senior management reviews accounts receivable on a quarterly basis to determine if any receivables are potentially uncollectible. The Company includes any accounts receivable balances that are determined to be uncollectible in our overall allowance for doubtful accounts. After all attempts to collect a receivable have failed, the receivable is written off against the allowance account.

Inventories. Merchandise inventories are valued at the lower of cost or market using the retail first-in, first-out (FIFO) method for goods in our stores and the cost first-in, first-out (FIFO) method for goods in our distribution centers. The retail inventory method is a reverse mark-up, averaging method which has been widely used in the retail industry for many years. This method calculates a cost-to-retail ratio that is applied to the retail value of inventory to determine the cost value of inventory and the resulting cost of goods sold and gross margin. The assumption that the retail inventory method provides for valuation at lower of cost or market and the inherent uncertainties therein are discussed in the following paragraphs.

In order to assure valuation at the lower of cost or market, the retail value of our inventory is adjusted on a consistent basis to reflect current market conditions. These adjustments include increases to the retail value of inventory for initial markups to set the selling price of goods or additional markups to adjust pricing for inflation and decreases to the retail value of inventory for markdowns associated with promotional, seasonal or other declines in the market value. Because these adjustments are made on a consistent basis and are based on current prevailing market conditions, they approximate the carrying value of the inventory at net realizable value (market value). Therefore, after applying the cost to retail ratio, the cost value of our inventory is stated at the lower of cost or market as is prescribed by U.S. GAAP.

Because the approximation of net realizable value (market value) under the retail inventory method is based on estimates such as markups, markdowns and inventory losses (shrink), there exists an inherent uncertainty in the final determination of inventory cost and gross margin. In order to mitigate that uncertainty, the Company has a formal review by product class which considers such variables as current market trends, seasonality, weather patterns and age of merchandise to ensure that markdowns are taken currently, or a markdown reserve is established to cover future anticipated markdowns. This review also considers current pricing trends and inflation to ensure that markups are taken if necessary. The estimation of inventory losses (shrink)is a significant element in approximating the carrying value of inventory at net realizable value, and as such the following paragraph describes our estimation method as well as the steps we take to mitigate the risk that this estimate in the determination of the cost value of inventory.

The Company calculates inventory losses (shrink) based on actual inventory losses occurring as a result of physical inventory counts during each fiscal period and estimated inventory losses occurring between yearly physical inventory counts. The estimate for shrink occurring in the interim period between physical counts is calculated on a store- specific basis and is based on history, as well as performance on the most recent physical count. It is calculated by multiplying each store's shrink rate, which is based on the previously mentioned factors, by the interim period's sales for each store. Additionally, the overall estimate for shrink is adjusted at the corporate level

Notes to Consolidated Financial Statements

(In thousands, except per share amounts)

to a three-year historical average to ensure that the overall shrink estimate is the most accurate approximation of shrink based on the Company's overall history of shrink. The three-year historical estimate is calculated by dividing the "book to physical" inventory adjustments for the trailing 36 months by the related sales for the same period. In order to reduce the uncertainty inherent in the shrink calculation, the Company first performs the calculation at the lowest practical level (by store) using the most current performance indicators. This ensures a more reliable number, as opposed to using a higher level aggregation or percentage method. The second portion of the calculation ensures that the extreme negative or positive performance of any particular store or group of stores does not skew the overall estimation of shrink. This portion of the calculation removes additional uncertainty by eliminating short-term peaks and valleys that could otherwise cause the underlying carrying cost of inventory to fluctuate unnecessarily. The Company has not experienced any significant change in shrink as a percentage of sales from year to year during the subject reporting periods.

Management believes that the Company's Retail Inventory Method provides an inventory valuation which reasonably approximates cost and results in carrying inventory at the lower of cost or market. For pharmacy inventories, which were approximately $31.1 million and $36.4 million at February 2, 2008 and February 3, 2007, respectively, cost was determined using the retail LIFO (last-in, first-out) method in which inventory cost is maintained using the Retail Inventory Method, then adjusted by application of the Producer Price Index published by the U.S. Department of Labor for the cumulative annual periods. The current cost of inventories exceeded the LIFO cost by approximately $15.4 million at February 2, 2008 and $13.8 million at February 3, 2007. The LIFO reserve increased by approximately $1.6 million, $1.6 million, and $2.5 million, during 2007, 2006, and 2005, respectively.

The Company has historically included an estimate of inbound freight and certain general and administrative expenses in merchandise inventory as prescribed by Generally Accepted Accounting Principles. These costs include activities surrounding the procurement and storage of merchandise inventory such as buying, warehousing, and accounting, as well as inbound freight. During the second quarter which ended August 4, 2007, we revised our estimate to include certain costs internally captured within our Merchandise Planning, Information Technology and Human Resources departments as they relate to the inventory functions and support of procurement and storage. This revision follows growth in the role of these departments in support of the procurement and warehousing functions, including additional personnel hired over the past few quarters. Further, our Merchandise Planning department has evolved from being previously included within the buying function to a stand alone function with responsibility for inbound logistics and commodity procurement. The total amount of expenses and inbound freight included in merchandise inventory at February 2, 2008 is $21.9 million, with the corresponding amount of $19.8 million at February 3, 2007.

The Company recorded a year end below-cost inventory adjustment of approximately $10.0 million in cost of goods sold in the consolidated statements of income for the year ended February 2, 2008 to value inventory at the lower of cost or market in the stores impacted by the Company's plan to close approximately 75 stores in fiscal 2008.

For the year ended February 3, 2007, the Company recorded a year end below-cost inventory adjustment of approximately $2.1 million included in cost of goods sold in the consolidated statements of income to reflect the impact of the Company's plans to liquidate the boys and girls apparel departments and to record a markdown related to the closure of approximately 20 stores which occurred in fiscal 2007.

Property and equipment. Property and equipment are carried at cost. Depreciation is recorded using the straight-line method over the estimated useful lives of the assets. Improvements to leased premises are depreciated using the straight-line method over the shorter of the initial term of the lease or the useful life of the improvement. Leasehold improvements added late in the lease term are depreciated over the shorter of the remaining term of the lease (including the upcoming renewal option, if the renewal is reasonably assured) or the useful life of the improvement, whichever is lesser. Gains or losses on the sale of assets are recorded at disposal. The following average estimated useful lives are generally applied:

	Estimated Useful Lives
Building and building improvements	8 - 30 years
Furniture, fixtures and equipment	3 - 10 years
Leasehold improvements	3 - 10 years or term of lease, if shorter
Automobiles and vehicles	3 - 5 years
Airplane	9 years

Assets under capital leases are depreciated in accordance with the Company's normal depreciation policy for owned assets or over the lease term (regardless of renewal options), if shorter, and the charge to earnings is included in depreciation expense in the Consolidated Financial Statements.

Notes to Consolidated Financial Statements

(In thousands, except per share amounts)

Leases. Certain operating leases include rent increases during the initial lease term. For these leases, the Company recognizes the related rental expense on a straight-line basis over the term of the lease (which includes the pre-opening period of construction, renovation, fixturing and merchandise placement) and records the difference between the amounts charged to operations and amounts paid as a rent liability. Rent is recognized on a straight-line basis over the lease term, which includes any rent holiday period.

The Company recognizes contingent rental expense when the achievement of specified sales targets are considered probable in accordance with EITF Issue 98-9, "Accounting for Contingent Rent." The amount expensed but not paid as of February 2, 2008 and February 3, 2007 was approximately $1.1 million and $1.4 million, respectively, and is included in "Accrued expenses and other" in the consolidated balance sheet (See Note 2).

The Company occasionally receives reimbursements from landlords to be used towards construction of the store the Company intends to lease. The reimbursement is primarily for the purpose of performing work required to divide a much larger location into smaller segments, one of which the Company will use for its store. This work could include the addition or demolition of walls, separation of plumbing, utilities, electric work, entrances (front and back) and other work as required. Leasehold improvements are recorded at their gross costs including items reimbursed by landlords. The reimbursements are initially recorded as a deferred credit and then amortized as a reduction of rent expense over the initial lease term.

Based upon an overall analysis of store performance and expected trends, we periodically evaluate the need to close underperforming stores. When we determine that an underperforming store should be closed and a lease obligation still exists, we record the estimated future liability associated with the rental obligation on the date the store is closed in accordance with SFAS 146, "Accounting for Costs Associated with Exit or Disposal Activities." Liabilities are computed based at the point of closure for the present value of any remaining operating lease obligations, net of estimated sublease income, and at the communication date for severance and other exit costs, as prescribed by SFAS 146. The assumptions in calculating the liability include the timeframe expected to terminate the lease agreement, estimates related to the sublease of potential closed locations, and estimation of other related exit costs. If the actual timing and the potential termination costs or realization of sublease income differ from our estimates, the resulting liabilities could vary from recorded amounts. We periodically review the liability for closed stores and make adjustments when necessary.

Impairment of long-lived assets. The Company's policy is to review the carrying value of all long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying value of an asset may not be recoverable. In accordance with Statement of Financial Accounting Standards ("SFAS") 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," we review for impairment all stores open or remodeled for more than two years. Impairment results when the carrying value of the assets exceeds the undiscounted future cash flows over the life of the lease. Our estimate of undiscounted future cash flows over the lease term is based upon historical operations of the stores and estimates of future store profitability which encompasses many factors that are subject to management's judgment and are difficult to predict. If a long-lived asset is found to be impaired, the amount recognized for impairment is equal to the difference between the carrying value and the asset's fair value. The fair value is based on estimated market values for similar assets or other reasonable estimates of fair market value based upon management's judgment.

In the fourth quarter of 2007, the Company recorded approximately $4.6 million in selling, general and administrative expense in the consolidated statements of income to reflect impairment charges for furniture and fixtures and leasehold improvements relating to planned fiscal 2008 store closures.

Vendor rebates and allowances. The Company receives vendor rebates for achieving certain purchase or sales volume and receives vendor allowances to fund certain expenses. The Emerging Issues Task Force ("EITF") Issue No. 02-16, "Accounting by a Customer (including a Reseller) for Certain Consideration Received from a Vendor" ("EITF 02-16") is effective for arrangements with vendors initiated on or after January 1, 2003. EITF 02-16 addresses the accounting and income statement classification for consideration given by a vendor to a retailer in connection with the sale of the vendor's products or for the promotion of sales of the vendor's products. The EITF concluded that such consideration received from vendors should be reflected as a decrease in prices paid for inventory and recognized in cost of sales as the related inventory is sold, unless specific criteria are met qualifying the consideration for treatment as reimbursement of specific, identifiable incremental costs. The provisions of this consensus have been applied prospectively.

For vendor funding arrangements that were entered into prior to December 31, 2002 and have not been modified subsequently, the Company recognizes a reduction to selling, general and administrative expenses or cost of goods sold when the vendor allowance is earned.

During the quarter ended October 29, 2005, the Company renewed its contract with its primary pharmaceutical wholesaler, AmerisourceBergen Corporation. The renewal of this contract impacted the Company's financial statements because of the application of the provisions of EITF 02-16. The effect on the financial statements, which occurred during the third quarter, was a deferral of the associated rebates against cost of sales of $2.2 million pretax (estimated at $0.03 per diluted share, after tax). This change in timing had no effect on cash flow for the quarter. While the contract was not due to mature until January 31, 2006, the renewal terms were positive to overall earnings and the Company has benefited through better pricing.

Notes to Consolidated Financial Statements

(In thousands, except per share amounts)

Prior to the close of the year ended February 3, 2007, the Company discovered additional rebates due from its primary pharmacy vendor (AmerisourceBergen) that were associated with purchases made from 2002 to 2006 and aggregated to approximately $2.8 million. In accordance with the transition guidance in the Securities and Exchange Commissions Staff Accounting Bulletin No. 108, "Considering the Effects of Prior Year Misstatements in Current Year Financial Statements (SAB No. 108)" the Company recorded, net of tax, the prior year effects ($1.2 million) of the misstatement as a cumulative adjustment to the retained earnings in the Stockholders Equity Section. This treatment is directed in the guidance for amounts that are deemed immaterial to the respective prior years' statements, as these amounts were to the years mentioned previously. The $1.0 million (pretax) related to fiscal 2006 was recognized in that year's income for the quarterly period ended February 3, 2007.

In September 2006, the Securities and Exchange Commission ("SEC") issued Staff Accounting Bulletin No. 108 ("SAB 108"). Due to diversity in practice among registrants, SAB 108 expresses SEC staff views regarding the process by which misstatements in financial statements are evaluated for purposes of determining whether financial statement restatement is necessary. SAB 108 is effective for fiscal years ending after November 15, 2006, and early application is permitted. The Company adopted SAB 108 for the fiscal year ended February 3, 2007. See Note 1 to the Consolidated Financial Statements for further discussion.

The following table summarizes the effects of applying the guidance in SAB 108 (in thousands):

	Period in which the Misstatement Originated [1]			
	Cumulative Prior to January 31, 2004	January 29, 2005	January 28, 2006	Adjustment recorded as of February 3, 2007
Other non-trade receivables [2]	$ 674	$ 485	$ 623	$ 1,782
Income taxes payable [3]	(226)	(162)	(209)	(597)
Impact on net income [4]	$ 448	$ 323	$ 414	
Retained earnings [5]				$ 1,185

[1] The Company quantified these errors under both the roll-over and iron-curtain methods and concluded that they were immaterial to the respective periods.

[2] As a result of the misstatement described above, the Company's cost of goods sold was overstated by approximately $0.7 million in years 2002 to 2003, $0.5 million in 2004, and $0.6 million in 2005. The Company recorded an increase in other non trade receivables of $1.8 million as of February 3, 2007 with a corresponding increase in retained earnings to correct these misstatements.

[3] As a result of the misstatement described above, the Company's income tax expense was understated by $0.2 million in years 2002 to 2003, $0.2 million in 2004, and $0.2 million in 2005. The Company recorded an increase in income taxes payable of $0.6 million as of February 3, 2007 with a corresponding decrease in retained earnings to correct these misstatements.

[4] Represents the net understatement of net income for the indicated periods resulting from these misstatements.

[5] Represents the net increase to retained earnings as of February 3, 2007 to record as a prior period adjustment.

Selling, general and administrative expenses. The Company includes buying, warehousing, distribution, depreciation and amortization and occupancy costs in selling, general and administrative expenses.

Advertising. In accordance with The American Institute of Certified Public Accountants Statement of Position No. 93-7, Reporting on Advertising Costs (AICPA SOP 93-7), the Company charges advertising, including production costs, to selling, general and administrative expense on the first day of the advertising period. Gross advertising expenses for 2007, 2006, and 2005, were $27.6 million, $27.4 million, and $22.3 million, respectively. Gross advertising expenses were reduced by vendor cooperative advertising allowances of $1.5 million, $1.1 million, and $.5 million for 2007, 2006, and 2005, respectively. It would be the Company's intention to incur a similar amount of advertising expense as in prior years and in support of our stores even if we did not receive support from our vendors in the form of cooperative adverting programs.

Preopening costs. The Company charges to expense the preopening costs of new stores as incurred. These costs are primarily labor to stock the store, rent, preopening advertising, store supplies and other expendable items.

Revenue recognition. The Company markets goods and services through Company owned stores and 24 franchised stores as of February 2, 2008. Net sales includes sales of merchandise from Company owned stores, net of returns and exclusive of sales taxes. Sales to franchised stores are recorded when the merchandise is shipped from the Company's warehouse. Revenues resulting from layaway sales are recorded upon delivery of the merchandise to the customer.

Notes to Consolidated Financial Statements

(In thousands, except per share amounts)

The Company also sells gift cards for which the revenue is recognized at time of redemption. The Company records a gift card liability on the date the gift card is issued to the customer. Revenue is recognized and the gift card liability is reduced as the customer redeems the gift card. The Company will recognize as revenue when the likelihood of the gift card being redeemed is remote (gift card breakage). The Company has not recognized any revenue from gift card breakage since the inception of the program in May 2004 and does not expect to record any gift card breakage revenue until there is more certainty regarding our ability to retain such amounts in light of current consumer protection and state escheatment laws.

In addition, the Company charges the franchised stores a fee based on a percentage of their purchases from the Company. These fees represent a reimbursement for use of the Fred's name and other administrative costs incurred on behalf of the franchised stores and are therefore netted against selling, general and administrative expenses. Total franchise income for 2007, 2006, and 2005 was $2,008, $2,019, and $1,891, respectively.

Other intangible assets. Other identifiable intangible assets, which are included in other noncurrent assets, primarily represent customer lists associated with acquired pharmacies and are being amortized on a straight-line basis over five years. Intangibles, net of accumulated amortization, totaled $6,139 at February 2, 2008, and $6,975 at February 3, 2007. Accumulated amortization at February 2, 2008 and February 3, 2007 totaled $13,089 and $10,675, respectively. Amortization expense for 2007, 2006, and 2005, was $2,414, $2,663, and $2,180, respectively. Estimated amortization expense for each of the next 5 years is as follows: 2008 - $2,328, 2009 - $1,881, 2010 - $1,235, 2011 - $530, and 2012- $165.

Financial instruments. At February 2, 2008, the Company did not have any outstanding derivative instruments. The recorded value of the Company's financial instruments, which include cash and cash equivalents, receivables, accounts payable and indebtedness, approximates fair value. The following methods and assumptions were used to estimate fair value of each class of financial instrument: (1) the carrying amounts of current assets and liabilities approximate fair value because of the short maturity of those instruments and (2) the fair value of the Company's indebtedness is estimated based on the current borrowing rates available to the Company for bank loans with similar terms and average maturities. Most of our indebtedness is under variable interest rates.

Insurance reserves. The Company is largely self-insured for workers compensation, general liability and employee medical insurance. The Company's liability for self-insurance is determined based on claims known at the time of determination of the reserve and estimates for future payments against incurred losses and claims that have been incurred but not reported. Estimates for future claims costs include uncertainty because of the variability of the factors involved, such as the type of injury or claim, required services by the providers, healing time, age of claimant, case management costs, location of the claimant, and governmental regulations. These uncertainties or a deviation in future claims trends from recent historical patterns could result in the Company recording additional expenses or expense reductions that might be material to the Company's results of operations. The Company carries additional coverage for excessive or catastrophic claims with stop loss limits of $250,000 for property and general liability and $200,000 for employee medical. The Company's insurance reserve was $8.2 million and $8.6 million on February 2, 2008 and February 3, 2007, respectively. Changes in the reserve during fiscal 2007 were attributable to additional reserve requirements of $38.3 million netted with reserve utilization of $37.7 million.

Stock-based compensation. Effective January 29, 2006, the Company adopted the fair value recognition provisions of SFAS No. 123(R), "Share-Based Payment", using the modified prospective transition method. Under this method, compensation expense recognized post adoption includes: (1) compensation expense for all share-based payments granted prior to, but not yet vested as of, January 29, 2006, based on the grant date fair value estimated in accordance with the original provisions of SFAS No. 123, and (2) compensation cost for all share-based payments granted subsequent to January 29, 2006, based on the grant date fair value estimated in accordance with the provisions of SFAS No. 123(R). Results for prior periods have not been restated.

In November 2005, FASB issued Staff Position No. FAS 123(R)-3, "Transition Election Related to Accounting for Tax Effects of Share-Based Payment Awards" ("FSP FAS 123R-3"). Effective January 29, 2006, the Company elected to adopt the alternative transition method provided in FSP FAS 123R-3 for calculating the income tax effects of stock-based compensation pursuant to SFAS 123(R). The alternative transition method includes simplified methods to establish the beginning balance of the additional paid-in-capital pool ("APIC Pool") related to the income tax effects of stock based compensation, and for determining the subsequent impact on the APIC pool and consolidated statements of cash flows of the income tax effects of stock-based compensation awards that are outstanding upon adoption of SFAS 123(R).

SFAS 123(R) also requires the benefits of income tax deductions in excess of recognized compensation cost to be reported as a financing cash flow, rather than as an operating cash flow as required prior to SFAS 123(R). The impact of adopting SFAS 123(R) on future results will depend on, among other things, levels of share-based payments granted in the future, actual forfeiture rates and the timing of option exercises.

Notes to Consolidated Financial Statements

(In thousands, except per share amounts)

Prior to January 28, 2006, the Company accounted for share-based payments using the intrinsic-value-based recognition method prescribed by Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees," ("APB 25"). As stock options were granted at an exercise price equal to the market value of the underlying common stock on the date of grant, no stock option compensation expense was reflected in net income prior to adopting SFAS 123(R).

Stock-based compensation expense, post adoption of SFAS 123(R), is based on awards ultimately expected to vest, and therefore has been reduced for estimated forfeitures. Forfeitures are estimated at the time of grant based on the Company's historical forfeiture experience and will be revised in subsequent periods if actual forfeitures differ from those estimates. For periods prior to 2006, the Company in its proforma disclosures under SFAS 123, recognized forfeitures as they occurred.

The following represents total stock based compensation expense (a component of selling, general and administrative expenses) recognized in the consolidated financial statements (in thousands):

	2007	2006
Stock option expense	**$ 1,312**	$ 1,408
Restricted stock expense	**591**	512
ESPP expense	**213**	279
Total stock-based compensation	**2,116**	2,199
Income tax benefit on stock-based compensation	**$ 340**	$ 210

As a result of adopting SFAS 123(R), the Company's income before income taxes and net income for fiscal year 2006, were $1.7 million and $1.7 million lower, respectively, than if it had continued to account for share-based compensation under APB 25. Basic and diluted earnings per share for fiscal year 2006 were $.04 and $.04 lower, respectively, than if the Company had continued to account for share-based compensation under APB 25.

The following table illustrates the effect on 2005 net income and earnings per share as if the Company had applied the fair value recognition provisions of SFAS No. 123(R) to stock based employee compensation.

(Amounts in thousands, except per share data)	2005
Net income, as reported	$ 26,094
Less SFAS No. 123 pro forma compensation expense, net of income taxes	(794)
SFAS No. 123 pro forma net income	$ 25,300
Basic earnings per share	
As reported	$ 0.66
Pro forma	0.64
Diluted earnings per share	
As reported	$ 0.66
Pro forma	0.64

Amounts for the year ended February 2, 2008 and February 3, 2007 are not presented in this table because those amounts were recorded in accordance with SFAS No. 123 (R) and are recognized in the Consolidated Financial Statements.

The amounts in this table have been adjusted from the amounts reported in our Annual Report on Form 10-K for the fiscal year ended January 28, 2006 to be calculated following the same method that has been utilized under SFAS No. 123(R). The total impact of the change was to increase the incremental stock option expense per SFAS No. 123(R), net of taxes by $.4 million.

The Company uses the Modified Black-Scholes Option Valuation Model ("BSM") to measure the fair value of stock options granted to employees. The BSM option valuation model was developed for use in estimating the fair value of traded options, which have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions including the expected stock volatility and option life. Because the Company's employee stock options have characteristics significantly different from those of traded options, and because changes in the subjective assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its employee stock options.

Notes to Consolidated Financial Statements

(In thousands, except per share amounts)

The fair value of each option granted is estimated on the date of grant using the BSM with the following weighted average assumptions:

	2007	2006	(Pro Forma) 2005
Stock Options			
Expected volatility	**42.8%**	41.4%	46.6%
Risk-free interest rate	**4.1%**	4.8%	4.3%
Expected option life (in years)	**5.8**	5.9	5.3
Expected dividend yield	**0.4%**	0.4%	0.5%
Weighted average fair value at grant date	**$ 4.68**	$ 6.01	$ 7.35
Employee Stock Purchase Plan			
Expected volatility	**37.2%**	38.7%	41.4%
Risk-free interest rate	**4.7%**	4.8%	4.3%
Expected option life (in years)	**0.63**	0.63	0.5
Expected dividend yield	**0.38%**	0.3%	0.2%
Weighted average fair value at grant date	**$ 3.31**	$ 4.31	$ 3.37

The following is a summary of the methodology applied to develop each assumption:

Expected Volatility – This is a measure of the amount by which a price has fluctuated or is expected to fluctuate. The Company uses actual historical changes in the market value of our stock to calculate expected price volatility because management believes that this is the best indicator of future volatility. The Company calculates weekly market value changes from the date of grant over a past period representative of the expected life of the options to determine volatility. An increase in the expected volatility will increase compensation expense.

Risk-free Interest Rate – This is the yield of a U.S. Treasury zero-coupon bond issue effective at the grant date with a remaining term equal to the expected life of the option. An increase in the risk-free interest rate will increase compensation expense.

Expected Lives – This is the period of time over which the options granted are expected to remain outstanding and is based on historical experience. Options granted have a maximum term of seven and one-half years. An increase in the expected life will increase compensation expense.

Dividend Yield – This is based on the historical yield for a period equivalent to the expected life of the option. An increase in the dividend yield will decrease compensation expense.

Forfeiture Rate – This is the estimated percentage of options granted that are expected to be forfeited or cancelled before becoming fully vested. This estimate is based on historical experience. An increase in the forfeiture rate will decrease compensation expense.

Income taxes. The Company reports income taxes in accordance with SFAS No. 109, "Accounting for Income Taxes." Under SFAS No. 109, the asset and liability method is used for computing future income tax consequences of events, which have been recognized in the Company's Consolidated Financial Statements or income tax returns. Deferred income tax expense or benefit is the net change during the year in the Company's deferred income tax assets and liabilities. In June 2006, the Financial Accounting Standards Board issued FASB Interpretation No. 48 ("FIN 48"), Accounting for Uncertainty in Income Taxes – An Interpretation of FASB Statement 109. Effective February 4, 2007, we adopted FIN 48, which clarifies the accounting for uncertainties in income taxes recognized in the Company's financial statements in accordance with SFAS No. 109 by defining the criterion that an individual tax position must meet in order to be recognized in the financial statements. FIN 48 requires that the tax effects of a position be recognized only if it is "more-likely-than-not" to be sustained based solely on the technical merits as of the reporting date.

Business segments. The Company operates in a single reportable operating segment.

Comprehensive income. Comprehensive income consists of two components, net income and other comprehensive income (loss). Other comprehensive income (loss) refers to gains and losses that under generally accepted accounting principles are recorded as an element of stockholders' equity but are excluded from net income. The Company's accumulated other income includes the effect of adopting SFAS No. 158, Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans, an amendment of FASB Statements No. 87, 88, 106, and 132(R)("SFAS No. 158"). See Note 9, "Employee Benefit Plans", in the Notes to Consolidated Financial Statements for further discussion.

Reclassifications. Certain prior year amounts have been reclassified to conform to the 2007 presentation.

Notes to Consolidated Financial Statements

(In thousands, except per share amounts)

Recent accounting pronouncements. In September 2006, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 157, "Fair Value Measurements". SFAS No. 157 provides a single definition of fair value, together with a framework for measuring it, and requires additional disclosure about the use of fair value to measure assets and liabilities. SFAS No. 157 also emphasizes that fair value is a market-based measurement, not an entity-specific measurement, and sets out a fair value hierarchy with the highest priority being quoted prices in active markets. Under SFAS No. 157, fair value measurements are required to be disclosed by level within that hierarchy. SFAS No. 157 is effective for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. However, FASB Staff Position (FSP) No. FAS 157-2, "Effective Date of FASB Statement No. 157," issued in February 2008, delays the effective date of SFAS No. 157 for all nonfinancial assets and nonfinancial liabilities, except for items that are recognized or disclosed at fair value in the financial statements on a recurring basis, to fiscal years beginning after November 15, 2008, and interim periods within those fiscal years. The Company is in the process of determining the effect, if any, that the adoption of SFAS No. 157 will have on its results of operations or financial position.

In February 2007, the Financial Accounting Standards Board issued SFAS No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities—Including an Amendment of FASB Statement No. 115", ("SFAS No. 159"). SFAS No. 159 allows companies the choice to measure many financial instruments and certain other items at fair value. This gives a company the opportunity to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting provisions. SFAS No. 159 is effective for fiscal years beginning after November 15, 2007. We are currently reviewing the impact of SFAS No. 159, if any, on our Consolidated Financial Statements and expect to complete this evaluation in 2008.

In March 2007, the Emerging Issues Task Force ("EITF") reached a consensus on issue number 06-10, "Accounting for Deferred Compensation and Postretirement Benefit Aspects of Collateral Assignment Split-Dollar Life Insurance Arrangements," ("EITF 06-10"). EITF 06-10 provides guidance to help companies determine whether a liability for the postretirement benefit associated with a collateral assignment split-dollar life insurance arrangement should be recorded in accordance with either SFAS No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions" (if, in substance, a postretirement benefit plan exists), or Accounting Principles Board Opinion No. 12 (if the arrangement is, in substance, an individual deferred compensation contract). EITF 06-10 also provides guidance on how a company should recognize and measure the asset in a collateral assignment split-dollar life insurance contract. EITF 06-10 is effective for fiscal years beginning after December 15, 2007, although early adoption is permitted. The Company has evaluated EITF 06-10 and has determined that it will have no impact on its results of operations or financial position.

In May 2007, the FASB issued FASB Staff Position No. FIN 48-1, "Definition of Settlement in FASB Interpretation No. 48" ("FSP FIN 48-1"). FSP FIN 48-1 amends FASB Interpretation No. 48, "Accounting for Uncertainty in Income Taxes," to provide guidance on how an enterprise should determine whether a tax position is effectively settled for the purposes of recognizing previously unrecognized tax benefits. The Company adopted FIN 48-1 as of February 4, 2007 and is now required to apply the guidance provided in FSP FIN 48-1. The application of FSP FIN 48-1 has not had a material effect on the Company's financial position, results of operations, or cash flows.

In June 2007, the Emerging Issues Task Force (EITF) of the FASB ratified their consensus position 06-11 (EITF 06-11), "Accounting for Income Tax Benefits of Dividends on Share-Based Payment Awards." EITF 06-11 provides guidance on how a company should recognize the income tax benefit received on dividends that are paid to employees holding equity-classified nonvested shares, equity-classified nonvested share units, or equity-classified outstanding share options charged to retained earnings under FASB Statement 123(R), "Share-Based Payment." The Company is required to apply the guidance provided in EITF 06-11 prospectively to income tax benefits of dividends on equity-classified employee share-based payment awards that are declared in fiscal years beginning after September 15, 2007. Early application of EITF 06-11 is permitted for the income tax benefit of dividends on equity-classified employee share-based payment awards that are declared in periods for which financial statements have not yet been issued. The Company is in the process of determining the effect, if any, that the adoption of EITF 06-11 will have on its results of operations or financial position.

In December 2007, the FASB issued FASB Statement No. 141 (R), "Business Combinations" (FAS 141(R)), which establishes accounting principles and disclosure requirements for all transactions in which a company obtains control over another business. Statement 141 (R) applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. Earlier adoption is prohibited. The Company is in the process of determining the effect, if any, that the adoption of FAS 141 (R) will have on its results of operations or financial position.

In December 2007, the FASB issued FASB Statement No. 160, "Noncontrolling Interests in Consolidated Financial Statements" - An Amendment of ARB No. 51. Statement 160 establishes new accounting and reporting standards for the noncontrolling interest in a subsidiary and for the deconsolidation of a subsidiary. Statement 160 is effective for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2008. Earlier adoption is prohibited. The Company is in the process of determining the effect, if any, that the adoption of FASB No. 160 will have on its results of operations or financial position.

Notes to Consolidated Financial Statements

(In thousands, except per share amounts)

Note 2 – Detail of Certain Balance Sheet Accounts

	2007	2006
Property and equipment, at cost:		
Buildings and building improvements	$ 88,459	$ 76,623
Leasehold improvements	50,859	45,097
Automobiles and vehicles	5,500	6,429
Airplane	4,697	4,697
Furniture, fixtures and equipment	224,734	216,448
	374,249	349,294
Less accumulated depreciation and amortization	(235,281)	(215,879)
	138,968	133,415
Construction in progress	1,034	353
Land	5,983	4,263
Total property and equipment, at depreciated cost	$ 145,985	$ 138,031

Depreciation expense totaled $25,942, $26,064, and $25,094, for 2007, 2006, and 2005, respectively.

During the second and third quarter of fiscal 2007, the Company acquired the land and buildings, occupied by thirteen Fred's stores which we had previously leased. In consideration for the thirteen properties, the Company paid cash of $4.417 million, issued 103,053 shares of our common stock valued at $1.173 million and assumed current debt of $.971 million and long term debt of $5.094 million.

	2007	2006
Other non-trade receivables:		
Landlord receivables	$ 59	$ 1,529
Vendor receivables	13,276	14,489
Income tax receivable	4,018	28
Insurance receivable	1,058	877
Other	2,125	2,030
Total non trade receivables	$ 20,536	$ 18,953

	2007	2006
Prepaid expenses and other current assets:		
Prepaid advertising	$ 701	$ 964
Prepaid insurance	1,630	1,451
Prepaid rent	4,424	4,458
Supplies	3,866	4,134
Other	1,171	1,217
Total prepaid expenses and other current assets	$ 11,792	$ 12,224

	2007	2006
Accrued expenses and other:		
Payroll and benefits	$ 10,573	$ 12,564
Sales and use taxes	6,333	7,906
Insurance	8,186	8,604
Deferred rent	4,683	5,657
Other	9,694	7,428
Total accrued expenses and other	$ 39,469	$ 42,159

Notes to Consolidated Financial Statements

(In thousands, except per share amounts)

	2007	2006
Other non-current liabilities:		
FIN 48 tax liability (Note 4)	$ 8,352	$ –
OPED liability	539	591
Deferred income	3,950	3,265
Total other non-current liabilities	$ 12,841	$ 3,856

Note 3 - Indebtedness

On October 30, 2007, the Company and Regions Bank entered into an amendment of their Revolving Loan and Credit Agreement ("Agreement") to provide an increase in the credit line from $50 million to $75 million and to extend the term until July 31, 2009. All other terms, conditions and covenants remained in place after the amendment. Borrowings under the Agreement bear interest at 1.5% below the prime rate or a LIBOR-based rate. Under the most restrictive covenants of the Agreement, the Company is required to maintain specified shareholders' equity (which was $292.3 million at February 2, 2008) and net income levels. The Company is required to pay a commitment fee to the bank at a rate per annum equal to 0.15% on the unutilized portion of the revolving line commitment over the term of the Agreement. There were $30.6 million and $2.2 million of borrowings outstanding under the Agreement at February 2, 2008 and February 3, 2007, respectively. The increase in debt was due to an increase in inventory to improve in-stock positions and capital expenditures to acquire the land and building occupied by thirteen Fred's stores that we had previously leased. The weighted average interest rate on borrowings under Agreement was 5.76% and 5.93% at February 2, 2008 and February 3, 2007, respectively.

During the second and third quarter of fiscal 2007, the Company acquired the land and buildings, occupied by thirteen Fred's stores which we had previously leased. In consideration for the thirteen properties, the Company assumed debt that has fixed interest rates from 6.31% to 7.40%. The debt is collateralized by the land and building. The below table shows the long term debt related to these properties due for the next five years as of February 2, 2008:

(Dollars in thousands)	Payments due by period					
Contractual Obligations	Total	2008	2009	2010	2011	2012
Term debt	$ 1,331	$ 164	$ 176	$ 663	$ 158	$ 170

The Company financed the construction of its Dublin, Georgia distribution center with taxable industrial development revenue bonds issued by the City of Dublin and County of Laurens Development Authority. The Company purchased 100% of the issued bonds and intends to hold them to maturity, effectively financing the construction with internal cash flow. Because a legal right of offset exists, the Company has offset the investment in the bonds ($34.6 million) against the related liability and neither is reflected on the consolidated balance sheet.

Note 4 - Income Taxes

The provision for income taxes consists of the following:

	2007	2006	2005
Current			
Federal	$ 10,886	$ 15,048	$ 10,666
State	664	(1,034)	(1,137)
	11,550	14,014	9,529
Deferred			
Federal	(5,354)	(1,135)	3,272
State	(1,250)	588	360
	(6,604)	(547)	3,632
	$ 4,946	$ 13,467	$ 13,161

Notes to Consolidated Financial Statements

(In thousands, except per share amounts)

The income tax effects of temporary differences that give rise to significant portions of the deferred income tax assets and deferred income tax liabilities are presented below:

	2007	2006
Deferred income tax assets:		
Accrual for incentive compensation	$ 474	$ 1,529
Allowance for doubtful accounts	455	392
Insurance accruals	2,279	2,207
Other accruals	312	–
Net operating loss carryforwards	5,119	5,043
Postretirement benefits other than pensions	287	323
Reserve for below cost inventory adjustment	3,964	334
Federal benefit on state reserves	2,656	–
Amortization of intangibles	4,406	3,747
Total deferred income tax assets	19,952	13,575
Less: valuation allowance	(1,695)	(1,709)
Deferred income tax assets, net of valuation allowance	18,257	11,866
Deferred income tax liabilities:		
Property, plant, and equipment	(17,710)	(20,163)
Inventory valuation	(19,928)	(19,837)
Prepaid expenses	(468)	(687)
Total deferred income tax liability	(38,106)	(40,687)
Net deferred income tax liability	$ (19,849)	$ (28,821)

The net operating loss carryforwards are available to reduce state income taxes in future years. These carryforwards total approximately $122.2 million for state income tax purposes and expire at various times during the period 2008 ($1.5 million) through 2027.

During 2007, the valuation allowance decreased $14, and during 2006, the valuation allowance increased $821. Based upon expected future income, management believes that it is more likely than not that the results of operations will generate sufficient taxable income to realize the deferred income tax asset after giving consideration to the valuation allowance.

A reconciliation of the statutory federal income tax rate to the effective income tax rate is as follows:

	2007	2006	2005
Income tax provision at statutory rate	35.0%	35.0%	35.0%
Tax credits, principally jobs	(9.9)	(3.5)	(2.6)
State income taxes, net of federal benefit	(0.7)	(1.1)	(0.6)
Permanent differences	2.2	0.9	0.5
Uncertain tax positions	5.1	0.0	0.0
Change in valuation allowance	(0.1)	2.2	1.2
Effective income tax rate	31.6%	33.5%	33.5%

In June 2006, the Financial Accounting Standards Board issued FASB Interpretation No. 48 ("FIN 48"), Accounting for Uncertainty in Income Taxes – an Interpretation of FASB Statement No.109. We adopted FIN 48 as of February 4, 2007, the first day of fiscal 2007. This interpretation clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements in accordance with SFAS No. 109 and prescribes a minimum recognition threshold of more-likely-than-not to be sustained upon examination that a tax position must meet before being recognized in the financial statements. Under FIN 48, the impact of an uncertain income tax position on the income tax return must be recognized at the largest amount that is more-likely-than-not to be sustained upon audit by the relevant taxing authority. An uncertain income tax position will not be recognized if it has less than a 50% likelihood of being sustained. Additionally, FIN 48 provides guidance on de-recognition, measurement, classification, interest and penalties, accounting in interim periods, disclosure and transition.

Notes to Consolidated Financial Statements

(In thousands, except per share amounts)

As a result of the adoption of FIN 48, we recognized a cumulative effect adjustment of a $4.2 million decrease to beginning retained earnings and a reclassification of certain amounts between deferred income tax liabilities ($2.3 million decrease) and other non-current liabilities ($6.5 million increase, including $1.0 million of interest and penalties) to conform to the balance sheet presentation requirements of FIN 48. The Company increased the gross reserve for uncertain tax positions from $6.5 million to $7.3 million, a change of $0.8 million to disclose the gross liability rather than reflect the liability net of federal income tax benefit.

A reconciliation of the beginning and ending amount of the unrecognized tax benefits is as follows:

(in millions)		
Balance at February 4, 2007	$	7.3
Additions for tax position related to current year		1.5
Additions for tax position of prior years		.4
Reductions for tax position of prior years		(.8)
Settlements		–
Balance at February 2, 2008	$	8.4

As of February 4, 2007, our liability for unrecognized tax benefits totaled $7.3 million, of which $0.5 million and $0.3 million were recognized as income tax benefit during the quarterly periods ending November 3, 2007 and February 2, 2008, respectively, as a result of a lapse in applicable statute of limitations. As of February 2, 2008, our liability for unrecognized tax benefits totaled $8.4 million and is recorded in our consolidated balance sheet with "Other Liabilities," all of which, if recognized, would affect our effective tax rate.

FIN 48 further requires that interest and penalties required to be paid by the tax law on the underpayment of taxes should be accrued on the difference between the amount claimed or expected to be claimed on the tax return and the tax benefit recognized in the financial statements. The Company includes potential interest and penalties recognized in accordance with FIN 48 in the financial statements as a component of income tax expense. As of February 2, 2008, accrued interest and penalties related to our unrecognized tax benefits totaled $ 1.0 million and $ 0.4 million, respectively, and are both recorded in the consolidated balance sheet within "Other non-current liabilities."

The Company files numerous consolidated and separate company income tax returns in the U.S. federal jurisdiction and in many U.S. state jurisdictions. With few exceptions, we are subject to U.S. federal, state, and local income tax examinations by tax authorities for years 2004-2006. However, tax authorities have the ability to review years prior to these to the extent we utilized tax attributes carried forward from those prior years.

Note 5 - Long-Term Leases

The Company leases certain of its store locations under noncancelable operating leases that require monthly rental payments primarily at fixed rates (although a number of the leases provide for additional rent based upon sales) expiring at various dates through 2029. Many of these leases contain renewal options and require the Company to pay taxes, maintenance, insurance and certain other operating expenses applicable to the leased properties. In addition, the Company leases various equipment and transportation equipment under noncancelable operating leases and certain transportation equipment under capital leases. Total rent expense under operating leases was $54,539, $48,670, and $46,561, for 2007, 2006, and 2005, respectively. Total contingent rentals included in operating leases above was $1,150, $1,322, and $1,247, for 2007, 2006, and 2005, respectively.

Future minimum rental payments under all operating and capital leases as of February 2, 2008 are as follows:

	Operating Leases	Capital Leases
2008	$ 49,511	$ 129
2009	41,707	
2010	34,277	
2011	27,406	–
2012	19,246	–
Thereafter	31,209	–
Total minimum lease payments	$ 203,356	$ 129
Imputed interest		(3)
Present value of net minimum lease payments, shown as current portion of capital lease obligations in Balance Sheet		$ 126

Notes to Consolidated Financial Statements

(In thousands, except per share amounts)

The gross amount of property and equipment under capital leases was $4,967 at February 2, 2008 and February 3, 2007. Accumulated depreciation on property and equipment under capital leases at February 2, 2008 and February 3, 2007, was $4,836, and $4,578, respectively. Depreciation expense on assets under capital lease for 2007, 2006, and 2005, was $258, $375, and $481, respectively.

Related party transactions. During the year ended February 2, 2008, Atlantic Retail Investors, LLC, which is partially owned by Michael J. Hayes, a director and officer of the Company, purchased the land and buildings occupied by thirteen Fred's stores. The stores were purchased by Atlantic Retail Investors, LLC from an independent landlord/developer. Prior to the purchase by Atlantic Retail Investors, LLC the Company was offered the right to purchase the same stores and declined the offer. The terms and conditions of the leases on these stores are consistent in all material respects with other leases of the Company. The total rental payments related to these leases was $.585 million for the year ended February 2, 2008. Total future commitments under related party leases are $7.078 million.

Note 6 - Shareholders' Equity

In 1998, the Company adopted a Shareholders Rights Plan which granted a dividend of one preferred share purchase right (a "Right") for each common share outstanding at that date. Each Right represents the right to purchase one-hundredth of a preferred share of stock at a preset price to be exercised when any one individual, firm, corporation or other entity acquires 15% or more of the Company's common stock. The Rights will become dilutive at the time of exercise and will expire, if unexercised, in October 2008.

On March 6, 2002, the Company filed a Registration Statement on Form S-3 registering 750,000 shares of Class A common stock. The common stock may be used from time to time as consideration in the acquisition of assets, goods, or services for use or sale in the conduct of our business. As of January 28, 2006, the Company had 301,866 shares of Class A common stock available to be issued from the March 6, 2002 Registration Statement. During the second and third quarter of fiscal 2007, we sold in a private placement an aggregate of 103,053 shares of our Class A common stock to Summit Properties, LLC ("Summit") pursuant to the exemptions from registration provided in Section 4(2) of the Securities Act of 1933, as amended (the "Act"), and Rule 506 of Regulation D promulgated thereunder. The shares were issued in connection with our acquisition of the membership interests of certain Limited Liability Companies and related real estate rights. The shares have subsequently been registered under the Act. We will not receive any proceeds from the resale of these shares.

The private placement that we made in reliance on the exemptions from registration under Section 4(2) of the Act and Rule 506 of Regulation D thereunder did not involve any public offering of common stock. In addition, Summit provided us with written representations that it was an accredited investor within the meaning of Rule 501(e) of Regulation D, that it was a sophisticated investor and that it had the knowledge and experience necessary to evaluate the risks and merits of the investment in our common stock. In addition, Summit was solicited on a private and confidential basis in a manner not involving any general solicitation or advertising in compliance with Regulation D.

As of February 2, 2008, the Company has 198,813 shares of Class A common stock available to be issued from the March 6, 2002 Registration Statement.

Purchases of equity securities by the issuer and affiliated purchasers. On August 27, 2007, the Board of Directors approved a plan that authorized stock repurchases of up to 4.0 million shares of the Company's common stock. Under the plan, the Company may repurchase its common stock in open market or privately negotiated transactions at such times and at such prices as determined to be in the Company's best interest. These purchases may be commenced or suspended without prior notice depending on then-existing business or market conditions and other factors. The following table sets forth the amounts of our common stock purchased by the Company during the fiscal year ended February 2, 2008 (amounts in thousands, except price data). The repurchased shares have been cancelled and returned to authorized but un-issued shares.

	Total Number of Shares Purchased	Average Price Paid Per Share	Total Number of Shares Purchased as Part of Publicly Announced Plan or Programs	Maximum Number of SharesThat May Yet Be Purchased Under the Plans or Programs
August 27, 2007 – September 10, 2007	–	$ –	–	4,000.0
September 11, 2007 – October 3, 2007	190.1	$ 10.25	190.1	3,809.9
October 4, 2007 – November 3, 2007	236.4	$ 10.24	236.4	3,573.5
November 4, 2007 – February 2, 2008	–	$ –	–	3,573.5
Total	426.5	$ 10.25	426.5	

Notes to Consolidated Financial Statements

(In thousands, except per share amounts)

Note 7 – Equity Incentive Plans

Incentive stock option plan. The Company has a long-term incentive plan, which was approved by Fred's stockholders, under which an aggregate of 2,057,344 shares as of February 2, 2008 (2,326,713 shares as of February 3, 2007) are available to be granted. These options expire five years to seven and one-half years from the date of grant. Options outstanding at February 2, 2008 expire in 2008 through 2014.

The Company grants stock options to key employees including executive officers, as well as other employees, as prescribed by the Compensation Committee (the "Committee") of the Board of Directors. The number of options granted is directly linked to the employee's job classification. Options, which include non-qualified stock options and incentive stock options, are rights to purchase a specified number of shares of Fred's common stock at a price fixed by the Committee. Stock options granted have an exercise price equal to the market price of Fred's common stock on the date of grant. The exercise price for stock options issued under the plan that qualify as incentive stock options within the meaning of Section 422(b) of the Code shall not be less than 100% of the fair value as of the date of grant. The option exercise price may be satisfied in cash or by exchanging shares of Fred's common stock owned by the optionee for at least six months, or a combination of cash and shares. Options have a maximum term of five to seven and one-half years from the date of grant. Options granted under the plan generally become exercisable ratably over five years or ten percent during each of the first four years on the anniversary date and sixty percent on the fifth anniversary date. The rest vest ratably over the requisite service period. Stock option expense is generally recognized using the graded vesting attribution method. The plan contains a non-compete provision and a provision that if the Company meets or exceeds a specified operating income margin during the most recently completed fiscal year that the annual vesting percentage will accelerate from ten to twenty percent during that vesting period. The plan also provides for annual stock grants at the fair value of the stock on the grant date to non-employee directors according to a non-discretionary formula. The number of shares granted is dependent upon current director compensation levels.

Employee stock purchase plan. The 2004 Employee Stock Purchase Plan (the "2004 Plan"), which was approved by Fred's stockholders, permits eligible employees to purchase shares of our common stock through payroll deductions at the lower of 85% of the fair market value of the stock at the time of grant or 85% of the fair market value at the time of exercise. There were 71,294, 83,104 and 32,583 shares issued during fiscal years 2007, 2006 and 2005, respectively. There are 1,410,928 shares approved to be issued under the 2004 Plan and as of February 2, 2008 there were 1,223,947 shares available.

Stock options. The following table summarizes stock option activity from January 29, 2005 through February 2, 2008:

Outstanding	Options	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life (Years)	Aggregate Intrinsic Value (Thousands)
Outstanding at January 29, 2005	1,221,357	$ 16.28	3.8	$ 1,894
Granted	241,800	$ 15.37		
Forfeited / Cancelled	(135,896)	$ 18.05		
Exercised	(137,242)	$ 7.37		
Outstanding at January 28, 2006	1,190,019	$ 16.92	4.0	$ 694
Granted	328,025	$ 13.30		
Forfeited / Cancelled	(352,828)	$ 15.15		
Exercised	(62,152)	$ 11.01		
Outstanding at February 3, 2007	1,103,064	$ 16.74	4.2	$ 298
Granted	270,552	$ 10.97		
Forfeited / Cancelled	(157,165)	$ 17.19		
Exercised	0			
Outstanding at February 2, 2008	**1,216,451**	**$ 15.40**	**4.6**	**$ 0**
Exercisable at February 2, 2008	**387,438**	**$ 17.26**	**2.9**	**$ 0**

The aggregate intrinsic value in the table above represents the total pre-tax intrinsic value (the excess of Fred's closing stock price on the last trading day of the fiscal year end and the exercise price of the option multiplied by the number of in-the-money options) that would have been received by the option holders had all option holders exercised their options on that date. This amount changes based on changes in the market value of Fred's stock. The total pre-tax intrinsic value of options exercised during the year ended February 3, 2007

Notes to Consolidated Financial Statements

(In thousands, except per share amounts)

was $.1 million. Cash received from the exercise of stock options during the year ended February 3, 2007 totaled $.7 million and the related tax benefits recognized from the exercise of stock options totaled $.1 million. There were no options exercised during the year ended February 2, 2008. The total fair value of options vested during the years ended February 2, 2008 and February 3, 2007 was $1 million and $.7 million, respectively. As of February 2, 2008, total unrecognized stock-based compensation expense net of estimated forfeitures related to non-vested stock options was approximately $1.8 million, which is expected to be recognized over a weighted average period of approximately 3.5 years.

The following table summarizes information about stock options outstanding at February 2, 2008:

	Options Outstanding			Options Exercisable	
Range of Exercise Prices	Shares	Weighted Average Remaining Contractual Life (Years)	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price
$10.61 to $14.60	676,311	6.3	$ 12.64	142,469	$ 13.99
$14.68 to $20.60	485,940	2.7	$ 18.05	204,119	$ 17.96
$23.05 to $33.49	54,200	1.7	$ 25.98	40,850	$ 25.14
	1,216,451	4.6	$ 15.40	387,438	$ 17.26

Restricted stock. The Company's equity incentive plans also allow for granting of restricted stock having a fixed number of shares at a purchase price that is set by the Compensation Committee of the Company's Board of Directors, which purchase price may be set at zero, to certain executive officers, directors and key employees. The Company calculates compensation expense as the difference between the market price of the underlying stock on the date of grant and the purchase price if any. Restricted shares granted under the plan have various vesting types, which include cliff vesting and graded vesting with a requisite service period of three to ten years. Restricted stock has a maximum term of five to ten years from grant date. Compensation expense is recorded on a straight-line basis for shares that cliff vest and under the graded vesting attribution method for those that have graded vesting.

The following table summarizes restricted stock from January 29, 2005 through February 2, 2008:

Outstanding	Number of Shares	Weighted Average Grant Date Fair Value
Non-vested Restricted Stock at January 29, 2005	183,760	$ 15.61
Granted	5,750	$ 14.44
Forfeited / Cancelled	(13,016)	$ 15.81
Vested	(3,962)	$ 17.74
Non-vested Restricted Stock at January 28, 2006	172,532	$ 15.51
Granted	92,182	$ 13.93
Forfeited / Cancelled	(25,293)	$ 15.12
Vested	(9,570)	$ 10.98
Non-vested Restricted Stock at February 3, 2007	229,851	$ 15.03
Granted	**81,176**	**$ 10.47**
Forfeited / Cancelled	**(15,713)**	**$ 13.48**
Vested	**(9,679)**	**$ 16.59**
Non-vested Restricted Stock at February 2, 2008	**285,635**	**$ 13.83**

The aggregate pre-tax intrinsic value of restricted stock outstanding as of February 2, 2008 is $2.8 million with a weighted average remaining contractual life of 6.3 years. The unrecognized compensation expense net of estimated forfeitures, related to the outstanding restricted stock is approximately $2.8 million, which is expected to be recognized over a weighted average period of approximately 5.7 years. The total fair value of restricted stock awards that vested during the years ended February 2, 2008 and February 3, 2007 was $.2 million and $.1 million, respectively.

Notes to Consolidated Financial Statements

(In thousands, except per share amounts)

The unrecognized compensation expense related to outstanding restricted stock awards was recorded as unearned compensation in shareholders' equity at January 28, 2006. With the adoption of SFAS 123 (R), the unrecognized compensation expense related to outstanding restricted stock awards granted prior to January 29, 2006 was charged to common stock.

Note 8 - Net Income Per Share

Basic earnings per share excludes dilution and is computed by dividing income available to common stockholders by the weighted-average number of common shares outstanding for the period. Diluted earnings per share reflects the potential dilution that could occur if options to issue common stock were exercised into common stock or resulted in the issuance of common stock that then shared in the earnings of the entity. Restricted stock is considered contingently issuable and is excluded from the computation of basic earnings per share until it vests.

A reconciliation of basic earnings per share to diluted earnings per share follows:

	Year Ended								
	February 2, 2008			February 3, 2007			January 28, 2006		
	Income	**Shares**	**Per Share Amount**	Income	Shares	Per Share Amount	Income	Shares	Per Share Amount
Basic EPS	**$ 10,718**	**39,771**	**$ .27**	$ 26,746	39,770	$ .67	$ 26,094	39,632	$ .66
Effect of Dilutive Securities		**111**			88			140	
Diluted EPS	**$ 10,718**	**39,882**	**$ .27**	$ 26,746	39,858	$ .67	$ 26,094	39,772	$ .66

Options to purchase shares of common stock that were outstanding at the end of the respective fiscal year were not included in the computation of diluted earnings per share when the options' exercise prices were greater than the average market price of the common shares. There were 1,216,451, 1,097,064, and 89,404 such options outstanding at February 2, 2008, February 3, 2007, and January 28, 2006.

Note 9 - Commitments and Contingencies

Commitments. The Company had commitments approximating $14.3 million at February 2, 2008 and $9.7 million at February 3, 2007 on issued letters of credit, which support purchase orders for merchandise. Additionally, the Company had outstanding letters of credit aggregating approximately $17.1 million at February 2, 2008 and $15.7 million at February 3, 2007 utilized as collateral for its risk management programs.

Salary reduction profit sharing plan. The Company has a defined contribution profit sharing plan for the benefit of qualifying employees who have completed one year of service and attained the age of 21. Participants may elect to make contributions to the plan up to a maximum of 15% of their compensation. Company contributions are made at the discretion of the Company's Board of Directors. Participants are 100% vested in their contributions and earnings thereon. Contributions by the Company and earnings thereon are fully vested upon completion of six years of service. The Company's contributions for 2007, 2006, and 2005, were $251, $160, and $142, respectively.

Postretirement benefits. The Company provides certain health care benefits to its full-time employees that retire between the ages of 62 and 65 with certain specified levels of credited service. Health care coverage options for retirees under the plan are the same as those available to active employees. The Company's change in benefit obligation based upon an actuarial valuation is as follows:

	February 2, 2008	February 3, 2007
Benefit obligation at beginning of year	**$ 591**	$ 731
Service cost	**33**	39
Interest cost	**30**	31
Actuarial (gain)	**(82)**	(165)
Benefits paid	**(33)**	(45)
Benefit obligation at end of year	**$ 539**	$ 591

Notes to Consolidated Financial Statements

(In thousands, except per share amounts)

The medical care cost trend used in determining this obligation is 7.5% effective December 1, 2006, decreasing annually before leveling at 5.0% in 2012. The below table illustrates a one-percentage-point increase or decrease in the healthcare cost trend rate assumed for postretirement benefits:

	For the Year Ended	
	February 2, 2008	February 3, 2007
Effect of health care trend rate:		
1% increase effect on accumulated benefit obligations	$ 47	$ 55
1% increase effect on periodic cost	7	9
1% decrease effect on accumulated benefit obligations	(42)	(50)
1% decrease effect on periodic cost	(6)	(8)

The discount rate used in calculating the obligation was 6.25% in 2007 and 5.75% in 2006.

Effective February 3, 2007, the Company began recognizing the funded status of its postretirement benefits plan in accordance with SFAS No. 158. SFAS No. 158 requires the Company to display the net over-or–under funded position of a defined benefit postretirement plan as an asset or liability, with any unrecognized prior service costs, transition obligations or actuarial gains/losses reported as a component of accumulated other comprehensive income in stockholders' equity. Prior to February 3, 2007, the Company had accounted for its postretirement benefits plan according to the provisions of SFAS No. 106, Employers' Accounting for Postretirement Benefits Other than Pensions.

The following table summarizes the effects from the adoption of SFAS No. 158 on individual line items in the Company's Consolidated Balance Sheet at February 3, 2007:

	Before Implementation of SFAS No. 158	Changes due to SFAS No. 158	After Implementation of SFAS No. 158
Long-term deferred income taxes	$ 11,879	$ 546	$ 12,425
Other noncurrent liabilities	5,485	(1,629)	3,856
Total liabilities	$ 147,524	$ (1,083)	$ 146,441
Accumulated other comprehensive income, net of tax	–	1,083	1,083
Total stockholders' equity	$ 368,185	$ 1,083	$ 369,268

The annual net postretirement cost is as follows:

	For the Year Ended		
	February 2, 2008	February 3, 2007	January 28, 2006
Service cost	**$ 33**	$ 39	$ 41
Interest cost	**30**	31	39
Amortization of prior service cost	**(14)**	(13)	(13)
Amortization of unrecognized prior service cost	**(97)**	(98)	(90)
Net periodic postretirement benefit cost	**$ (48)**	$ (41)	$ (23)

The Company's policy is to fund claims as incurred.

Notes to Consolidated Financial Statements

(In thousands, except per share amounts)

Information about the expected cash flows for the postretirement medical plan follows:

Expected Benefit Payments (net of retiree contributions)	Postretirement Medical Plan
2008	$ 40
2009	43
2010	45
2011	45
2012	49
2013 - 2017	288

Clarification of adoption of SFAS No. 158 with regard to the company's defined benefit plans. In 2006, upon the adoption of SFAS No. 158, the Company recorded the impact of the standard in its entirety in Other Comprehensive Income, an amount after tax of $1.083 million. During 2007, additional guidance was issued as it relates to the adoption of SFAS No. 158, and it clarified that the impact of the initial adoption would not be included in Other Comprehensive Income, but rather would be a direct adjustment to Accumulated Other Comprehensive Income. As a result of this guidance, the Consolidated Statement of Comprehensive Income has been adjusted to show the impact only under previous pension accounting guidance (an amount of approximately $0.086 million).

Litigation. In June 2006, a lawsuit entitled Sarah Ziegler, et al. v. Fred's Discount Store was filed in the United States District Court for the Northern District of Alabama in which the plaintiff alleges that she and other current and former Fred's Discount assistant store managers were improperly classified as exempt executive employees under the Fair Labor Standards Act ("FLSA") and seeks to recover overtime pay, liquidated damages, and attorneys' fees and court cost. In July 2006, the plaintiffs filed an emergency motion to facilitate notice pursuant to the FLSA that would give current and former assistant manager's information about their rights to opt-in to the lawsuit. After initially denying the motion, in October 2006, the judge granted plaintiffs motion to facilitate notice pursuant to the FLSA. Notice was sent to some 2,055 current and former assistant store managers and approximately 450 persons opted into the case. The cut off date for individuals to advise of their interest in becoming part of this lawsuit was February 2, 2007.

The Company believes that its assistant store managers are and have been properly classified as exempt employees under the FLSA and that the actions described above are not appropriate for collective action treatment. The Company is and will continue to vigorously defend these actions in this matter. Discovery is ongoing and data continues to be reviewed. Following the close of the discovery period in this case, the Company will have an opportunity to seek decertification of the class, and the Company expects to file such a decertification and other motions.

In addition to the matter described above, the Company is party to other pending legal proceedings and claims arising in the normal course of business. Although the outcome of the proceedings and claims cannot be determined with certainty, management of the Company is of the opinion that it is unlikely that these proceedings and claims will have a material adverse effect on the financial statements as a whole. However, litigation involves an element of uncertainty. There can be no assurance that pending lawsuits will not consume the time and energies of our management or that future developments will not cause these actions or claims, individually or in aggregate, to have a material adverse effect on the financial statements as a whole. We intend to vigorously defend or prosecute each pending lawsuit.

Note 10 - Sales Mix

The Company manages its business on the basis of one reportable segment. See Note 1 for a brief description of the Company's business. As of February 2, 2008, all of the Company's operations were located within the United States. The following data is presented in accordance with SFAS 131, "Disclosures about Segments of an Enterprise and Related Information."

Notes to Consolidated Financial Statements

(In thousands, except per share amounts)

The Company's sales mix by major category during the last 3 years was as follows:

	For the Year Ended		
	February 2, 2008	February 3, 2007	January 28, 2006
Pharmaceuticals	**32.2%**	31.9%	31.3%
Household Goods	**24.8%**	24.7%	24.8%
Apparel and Linens	**9.9%**	11.7%	12.7%
Food and Tobacco Products	**14.2%**	13.0%	12.5%
Health and Beauty Aids	**8.0%**	8.0%	8.0%
Paper and Cleaning Supplies	**8.8%**	8.6%	8.5%
Sales to Franchised Fred's Stores	**2.1%**	2.1%	2.2%
Total Sales Mix	**100.0%**	100.0%	100.0%

Note 11 - Quarterly Financial Data (Unaudited)

The Company's unaudited quarterly financial information for the fiscal years ended February 2, 2008 and February 3, 2007 is reported below:

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Year Ended February 2, 2008	13 weeks	13 weeks	13 weeks	13 weeks
Net sales	**$ 442,262**	**$ 424,640**	**$ 419,913**	**$ 494,108**
Gross profit	**127,001**	**121,483**	**124,920**	**116,839**
Net income (loss)	**7,438**	**3,058**	**4,607**	**(4,385)**
Net income (loss) per share				
Basic	**.19**	**.08**	**.12**	**(.11)**
Diluted	**.19**	**.08**	**.12**	**(.11)**
Cash dividends paid per share	**.02**	**.02**	**.02**	**.02**
Year Ended February 3, 2007	13 weeks	13 weeks	13 weeks	14 weeks
Net sales	$ 416,878	$ 406,925	$ 407,872	$ 535,564
Gross profit	119,844	115,044	119,498	140,533
Net income	7,298	4,323	5,953	9,172
Net income per share				
Basic	.18	.11	.15	.23
Diluted	.18	.11	.15	.23
Cash dividends paid per share	.02	.02	.02	.02

Reports of Independent Registered Public Accounting Firm

Board of Directors and Stockholders
Fred's, Inc.
Memphis, Tennessee

We have audited the accompanying consolidated balance sheets of Fred's Inc., as of February 2, 2008 and February 3, 2007 and the related consolidated statements of income and comprehensive income, changes in stockholders' equity, and cash flows for each of the three years in the period ended February 2, 2008. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Fred's Inc. at February 2, 2008 and February 3, 2007, and the results of its operations and its cash flows for each of the three years in the period ended February 2, 2008, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 1 to the consolidated financial statements, in the year ended February 2, 2008 the Company adopted Financial Accounting Standards Board Interpretation No. 48, Accounting for Uncertainty in Income Taxes and in the year ended February 3, 2007, the Company adopted Statements of Financial Accounting Standards No. 123 (Revised 2004), Share-Based Payment, Statements of Financial Accounting Standards No. 158, Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans, and SEC Staff Accounting Bulletin No. 108, Considering the Effects of Prior Year Misstatements When Quantifying Misstatements in the Current Year Financial Statements.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Fred's Inc. internal control over financial reporting as of February 2, 2008, based on criteria established in *Internal Control – Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) and our report dated April 16, 2008 expressed an unqualified opinion thereon.

BDO Seidman, LLP

Memphis, Tennessee
April 16, 2008

Management's Annual Report on Internal Control Over Financial Reporting

The management of Fred's, Inc. is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rule 13a – 15(f) under the Securities Exchange Act of 1934. Fred's, Inc. internal control system was designed to provide reasonable assurance to the Company's management and board of directors regarding the fair and reliable preparation and presentation of the Consolidated Financial Statements.

All internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.

The management of Fred's, Inc. assessed the effectiveness of the Company's internal control over financial reporting as of February 2, 2008. In making its assessment, the Company used criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in *Internal Control – Integrated Framework.* Based on its assessment, management has concluded that the Company's internal control over financial reporting is effective as of February 2, 2008.

BDO Seidman, LLP, the independent registered public accounting firm that audited our Consolidated Financial Statements, has also issued an attestation report on the effectiveness of the Company's internal control over financial reporting included herein.

Report of Independent Registered Public Accounting Firm on Internal Control Over Financial Reporting

Board of Directors and Shareholders
Fred's, Inc.
Memphis, Tennessee

We have audited Fred's Inc.'s (the "Company's") internal control over financial reporting as of February 2, 2008, based on criteria established in *Internal Control – Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying, "Management's Report on Internal Control Over Financial Reporting." Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of February 2, 2008, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of the Company as of February 2, 2008 and February 3, 2007, and the related consolidated statements of income and comprehensive income, changes in shareholders' equity, and cash flows for each of the three years in the period ended February 2, 2008 and our report dated April 16, 2008 expressed an unqualified opinion thereon.

BDO Seidman, LLP

Memphis, Tennessee
April 16, 2008

Directors and Officers

Board of Directors

Michael J. Hayes
Chairman and Chief Executive Officer
Fred's, Inc.

John D. Reier
Vice Chairman of the Board and Former President
Fred's, Inc.

John R. Eisenman
Real Estate Investments
REMAX Island Realty, Inc.
Former President of Sally's, Inc.
(a restaurant chain)
Former commercial real estate developer

Roger T. Knox
President Emeritus
Memphis Zoological Society
Former Chairman of the Board and Chief Executive Officer
Goldsmith's Department Stores
(retailing)

Michael T. McMillan
Director of Sales Operations
Pepsi-Cola North America
(consumer products)

B. Mary McNabb
Chief Executive Officer
Kid's Outlet in California
(retailing)

Thomas J. Tashjian
Private Investor

Executive Officers

Michael J. Hayes
Chief Executive Officer

Bruce A. Efird
President

Jerry A. Shore
Executive Vice President and Chief Financial Officer

Rick A. Chambers
Executive Vice President – Pharmacy Operations

Dennis K. Curtis
Executive Vice President – General Merchandise Manager

John A. Casey
Executive Vice President – Pharmacy Acquisitions

Charles S. Vail
Corporate Secretary, Senior Vice President – Legal Services and General Counsel

Corporate Information

Corporate Offices

Corporate Offices
Fred's, Inc.
4300 New Getwell Road
Memphis, Tennessee 38118
(901) 365-8880

Web Address

www.fredsinc.com

Transfer Agent

American Stock Transfer & Trust Company
59 Maiden Lane
New York, New York 10038
(800) 937-5449

Independent Registered Public Accounting Firm

BDO Seidman, LLP
Memphis, Tennessee

Securities Counsel

Baker, Donelson, Bearman, Caldwell & Berkowitz, P.C.
Memphis, Tennessee

Annual Report on Form 10-K

Shareholders of record may obtain a copy of the Company's Annual Report on Form 10-K for the year ended February 2, 2008, as filed with the Securities and Exchange Commission, without charge upon written request to Jerry A. Shore, Executive Vice President and Chief Financial Officer. In addition, we make available free of charge through our website at www.fredsinc.com annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and all amendments to those reports filed with or furnished to the SEC. The reports are available as soon as reasonably practical after we electronically file such material with the SEC, and may be found using "Stock Links" under the "Investor Relations" section of our website.

Annual Meeting of Shareholders

The 2008 annual meeting of shareholders will be held at 5:00 p.m. Eastern Daylight Time on Wednesday, June 18, 2008, at the Holiday Inn Express, 2192 S. Highway 441, Dublin, Georgia. Shareholders of record as of May 2, 2008, are invited to attend this meeting.

Market and Dividend Information

The Company's common stock trades on the NASDAQ Global Select Market under the symbol FRED (CUSIP No. 356108-10-0). At May 28, 2008, the Company had an estimated 21,200 shareholders, including beneficial owners holding shares in nominee or street name.

The table below sets forth the high and low stock prices, together with cash dividends paid per share, for each fiscal quarter in the past two fiscal years.

	High	Low	Dividends Per Share
2007			
Fourth	**$ 11.07**	**$ 7.71**	**$ 0.02**
Third	**$ 12.49**	**$ 9.71**	**$ 0.02**
Second	**$ 15.00**	**$ 11.40**	**$ 0.02**
First	**$ 15.74**	**$ 13.12**	**$ 0.02**
2006			
Fourth	$ 13.74	$ 11.30	$ 0.02
Third	$ 15.00	$ 11.45	$ 0.02
Second	$ 15.32	$ 12.75	$ 0.02
First	$ 16.40	$ 12.37	$ 0.02

The following graph shows a comparison of the cumulative total returns for the past five years. The total cumulative return on investment assumes that $100 was invested in Fred's, the NASDAQ Retail Trade Stocks Index and NASDAQ Stock Market (U.S.) Index on February 2, 2002, and that all dividends were reinvested.

COMPARISON OF 5-YEAR CUMULATIVE TOTAL RETURN*
Among Fred's, Inc., The NASDAQ Stock Market (U.S.) Index and The NASDAQ Retail Trade Index



$250
$200
$150
$100
$50
$0
2/1/03
1/31/04
1/29/05
1/28/06
2/3/07
2/2/08
Fred's Inc
NASDAQ Composite
NASDAQ Retail Trade

* $100 invested on on 2/1/03 in index, including reinvestment of dividends. Indexes calculated on month-end basis.


FRED'S

4300 New Getwell Road
Memphis, Tennessee 38118
www.fredsinc.com

END